Exhibit 99.1
Earnings Report
as of September 30, 2026
Deutsche Bank

Content

	3	Strategy

	5	Group results

	7	Segment results

	16	Consolidated balance sheet

	19	Outlook

	22	Risks and Opportunities

	24	Risk information

	41	Additional information

	41	Management and Supervisory Board

	41	Events after the reporting period

	42	Basis of preparation/impact of changes in accounting principles

	46	Total net revenues

	46	Earnings per common share

	47	Consolidated statement of comprehensive income

	48	Provisions

	49	Non-GAAP financial measures

	55	Imprint

Deutsche Bank
Earnings Report as of September 30, 2026
Page intentionally left blank for SEC filing purposes

Deutsche Bank	Strategy
Earnings Report as of September 30, 2026
Strategy
The following section provides an overview of Deutsche Bank’s implementation of its strategy during the first nine months of 2026 and should be read in conjunction with the strategy section in the Annual Report 2025.
Scaling the Global Hausbank
Deutsche Bank’s strategy, Scaling the Global Hausbank, focuses on accelerating value creation through focused growth, disciplined capital management and a scalable operating model. Shareholder value add (SVA) remains the central steering principle, guiding resource allocation and accountability across the bank.
Key performance indicators for 2028:
Financial targets:
–Post-tax return on average tangible equity of greater than 13% for the Group
–Cost/income ratio of below 60%
Capital objectives:
–CET1 capital ratio within an operating range of 13.5% to 14.0%, with a 200 basis points distance to the Maximum
Distributable Amount (MDA) as a floor
–60% total payout ratio from 2026 and distribution of excess capital when CET1 capital ratio is sustainably above 14%
Post-tax return on average tangible equity is a non-GAAP financial measure. Details on the definitions of such measures and reconciliations to the IFRS numbers on which they are based are available in the section “Non-GAAP financial measures” of this report.
Deutsche Bank’s financial targets and capital objectives are based on the bank’s financial results prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board
(IASB) and endorsed by the European Union (EU). Further details are available in the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.
Progress on strategy implementation
During the first nine months of 2026, Deutsche Bank made tangible progress in executing the bank’s strategy, with investments driving growth and improving efficiency across the franchise.
Deutsche Bank continued to deliver revenue growth and remained on track to meet its full-year 2026 revenue ambition of around € 33 billion. Revenue growth was also in line with the bank’s planned growth trajectory through 2028. Focused growth areas contributed nearly 80% of the increase. The bank maintained a strong focus on strict capital discipline and continued to execute capital initiatives, including further capital-accretive actions on nonperforming exposures and progress on its securitization programs. The bank completed share buybacks totalling € 1.5 billion in 2026 (2025: € 1.0 billion). In addition, the bank made further progress on its scalable operating model by continuing to simplify the bank’s processes and made targeted investments in technology, as well as enhancing front-to-back capabilities across the Group.

Deutsche Bank	Strategy
Earnings Report as of September 30, 2026
Sustainability
Deutsche Bank sustainability highlights included:
–Jointly coordinating a € 1 billion syndicated guarantee facility for ENERCON to support the company’s continued
development following its successful restructuring. The facility supports the production, distribution and servicing of onshore wind turbines. Deutsche Bank acted as bookrunner
–Providing the Republic of Benin’s Ministry of Economy and Finance with a € 375 million loan facility under Benin’s
Sustainable Development Goals Bond Framework. Proceeds intend to finance eligible expenditures including renewable energy and water access. Other priority investments include education, health, infrastructure, agriculture, and job creation for young people and women. Deutsche Bank acted as co-mandated lead arranger
–Supporting TenneT Germany, a key enabler of the German energy transition, by contributing to a € 2.6 billion European
Green Bond (EuGB) issuance, the largest corporate EuGB hybrid transaction to date. Proceeds will be allocated to eligible transmission infrastructure, enabling security of supply and renewable energy integration. Deutsche Bank acted as joint active bookrunner
–Deutsche Bank updated its Transition Plan in September 2026, incorporating revised emissions data and reporting on progress towards its targets

Deutsche Bank	Group results
Earnings Report as of September 30, 2026
Group results
The information presented in this section is based on IFRS as issued by the IASB (IASB IFRS), whereas Deutsche Bank’s financial targets and capital objectives are based on financial results prepared in accordance with IFRS as issued by the
IASB and endorsed by the EU (EU IFRS). The IASB IFRS financial results may materially differ from the EU-IFRS results as
Deutsche Bank applies hedge accounting under the EU carve-out. Deutsche Bank does not use the IASB IFRS financial results as a basis for measuring the bank’s progress towards its financial targets or capital objectives. Additional details are available in the section “Basis of preparation/impact of changes in accounting principles” in this report.
Deutsche Bank reported a loss before tax of € 0.4 billion in the third quarter of 2026, primarily reflecting losses on portfolio hedges of interest rate risk due to significant interest rate movements during the quarter where fair value hedge accounting cannot be applied under IFRS as issued by the IASB. This is significantly lower compared to a pre-tax profit of
€ 2.1 billion in the prior year quarter. Post-tax loss was € 0.3 billion in the third quarter of 2026, down by € 2.0 billion from a post-tax profit of € 1.7 billion in the prior year quarter.
Post-tax return on average shareholders’ equity (RoE) was negative 3.5% compared to positive 8.5% from prior year quarter. Post-tax return on average tangible shareholders’ equity (RoTE) was negative 3.9%, down from positive 9.5% in the prior year quarter which benefited from favorable tax effects. Cost/income ratio was 98%, compared to 67% in the third quarter of last year.
Net revenues in the quarter decreased by 31% year on year to € 5.3 billion, as revenue growth across the Private Bank,
Corporate Bank and Asset Management was more than offset by the aforementioned portfolio hedges of interest rate risk not qualifying for hedge accounting for which impacts are recorded in Corporate & Other. Net commission and fee income grew by € 203 million, or 8% to € 2.9 billion compared to the prior year period, driven by growth in Wealth
Management as well as a stronger performance in the Corporate Bank, primarily in Trade Finance and Lending. Net interest income was € 4.2 billion, up by € 0.3 billion, or 6%, versus the prior year period. This increase was primarily driven by deposit-related net interest income, which benefited from volume growth, and impacts from the portfolio hedge not qualifying for hedge accounting. Net interest income in the key banking book segments increased by 10% to € 3.7 billion, from € 3.4 billion in the prior year period, driven by positive contributions from both loan and deposit revenues.
Noninterest expenses were € 5.2 billion, essentially flat year on year, as planned investments were largely offset by favorable cost developments, including operating efficiencies, as well as lower litigation and bank levies, while volume-
related expenses increased. Investments included workforce measures reflecting the optimization of the Private Bank operating model, technology investments, and ongoing targeted hiring across Wealth Management and Investment
Banking & Capital Markets (IBCM), as well as the expansion of the Corporate Bank to support the bank’s capital-light growth strategy.
Provision for credit losses was € 501 million in the third quarter of 2026, or 40 basis points of average loans, an increase of 20% compared to the prior year quarter, primarily including further proactive de-risking of the commercial real estate portfolio and an idiosyncratic event in the Corporate Bank.
Common Equity Tier 1 (CET1) capital ratio was 14.0% at the end of September 2026, at the higher end of the bank's operating range, after reflecting capital deductions consistent with its 60% payout ratio. In the third quarter of 2026,
Deutsche Bank completed its second share repurchase program, bringing buybacks in 2026 to € 1.5 billion (2025: € 1.0 billion).
Deutsche Bank’s profit before tax was € 5.2 billion in the first nine months of 2026, down by € 2.4 billion, or 31%, versus the prior year period, primarily driven by significantly lower revenues reflecting the aforementioned losses on portfolio hedges not qualifying for hedge accounting as well as higher provision for credit losses, partly offset by slightly lower noninterest expenses. Post-tax profit was € 3.6 billion in the first nine months of 2026, down by € 1.9 billion, or 34%, versus the prior year period.
RoE in the first nine months of 2026 was 5.6% versus 9.4% in the prior year period. RoTE was 6.2%, compared to 10.4% in the prior year period. The cost/income ratio was 70%, up from 64% in the prior year period.
Net revenues were € 22.3 billion for the first nine months of 2026, down by € 1.9 billion, or 8%, year on year, primarily driven by the aforementioned portfolio hedges of interest rate risk not qualifying for hedge accounting which impacts are recorded in Corporate & Other. Net commission and fee income grew by € 0.4 billion, or 5% to € 8.5 billion compared to the prior year period. Net interest income in the nine months of 2026 was € 12.5 billion, up 8% from € 11.6 billion in the prior year period. Net interest income in the key banking book segments increased by 7% to € 10.9 billion, from
€ 10.1 billion in the prior year period.

Deutsche Bank	Group results
Earnings Report as of September 30, 2026
Noninterest expenses rose by € 300 million, or 2%, to € 15.7 billion in the first nine months of 2026. The increase was driven by targeted investments in technology, operating model optimization in the Private Bank and hiring across Wealth
Management and IBCM as well as the expansion of Corporate Bank solutions. Partly offsetting were operating efficiencies through workforce and target operating model measures.
In the first nine months of 2026, provision for credit losses was € 1.5 billion, or 40 basis points of average loans, up 13%
from € 1.3 billion in the prior year period.
Net interest income in the key banking book segments and post-tax return on average tangible shareholders’ equity are
Non-GAAP financial measures. Details on the definitions of such measures and reconciliations to the IFRS numbers on which they are based are available in the section “Non-GAAP financial measures” of this report.
Group results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2026	Sep 30, 2025	Absolute change	Change in %	Sep 30, 2026	Sep 30, 2025	Absolute change	Change in %
Net revenues:
Of which:
Private Bank	2,606	2,415	191	8	7,740	7,225	515	7
Asset Management	766	734	31	4	2,323	2,189	134	6
Corporate Bank	1,978	1,816	163	9	5,700	5,578	122	2
Investment Bank	2,918	2,978	(60)	(2)	9,476	9,027	449	5
Corporate & Other	(2,969)	(244)	(2,725)	N/M	(2,956)	152	(3,107)	N/M
Total net revenues	5,299	7,699	(2,400)	(31)	22,284	24,171	(1,887)	(8)
Provision for credit losses	501	417	83	20	1,479	1,312	168	13
Noninterest expenses:
Compensation and benefits	3,015	2,931	84	3	9,051	8,866	186	2
General and administrative expenses	2,190	2,247	(57)	(3)	6,604	6,492	113	2
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(1)	2	(3)	N/M	(1)	(3)	1	(46)
Total noninterest expenses	5,203	5,180	23	0	15,655	15,355	300	2
Profit (loss) before tax	(405)	2,102	(2,507)	N/M	5,150	7,504	(2,354)	(31)
Income tax expense (benefit)	(82)	403	(485)	N/M	1,513	1,957	(443)	(23)
Profit (loss)	(323)	1,699	(2,022)	N/M	3,637	5,548	(1,911)	(34)
Profit (loss) attributable to noncontrolling interests	44	46	(3)	(6)	153	136	17	12
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	(366)	1,653	(2,019)	N/M	3,483	5,411	(1,928)	(36)
Profit (loss) attributable to additional equity components	220	210	10	5	637	605	33	5
Profit (loss) attributable to Deutsche Bank shareholders	(587)	1,443	(2,030)	N/M	2,846	4,807	(1,961)	(41)

Post-tax return on average shareholders' equity[1]	-3.5%	8.5%	(12.0)ppt	N/M	5.6%	9.4%	(3.8ppt)	N/M
Post-tax return on average tangible shareholders' equity[1]	-3.9%	9.5%	(13.4)ppt	N/M	6.2%	10.4%	(4.2ppt)	N/M
Cost/income ratio[2]	98.2%	67.3%	30.9ppt	N/M	70.2%	63.5%	6.7ppt	N/M
Common Equity Tier 1 capital ratio	14.0%	14.5%	(0.5)ppt	N/M	14.0%	14.5%	(0.5)ppt	N/M

Risk-weighted assets (in € bn)[3]	365	340	25	7	365	340	25	7
Of which: operational risk RWA (in € bn)[3]	65	59	6	11	65	59	6	11
Employees (full-time equivalent)[3]	89,868	90,330	(461)	(1)	89,868	90,330	(461)	(1)
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; further information is available in the section “Non-GAAP financial measures” of this report
2 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
3As of quarter-end

Deutsche Bank	Segment results
Earnings Report as of September 30, 2026
Segment results
Private Bank
Profit before tax was € 699 million in the third quarter of 2026, up 2% year on year reflecting higher net revenues, which were partially offset by slightly higher noninterest expenses and significantly higher credit loss provisions. Post-tax RoE and post-tax RoTE increased to 12.4% and 13.0% compared to 12.0% and 12.6%, respectively, in the prior year quarter.
The cost/income ratio improved to 65% compared to 68% in the prior year quarter.
Net revenues were € 2.6 billion, up 8% year on year. Net interest income was 9% higher at € 1.7 billion, while net commission and fee income was significantly higher at € 0.8 billion compared to the prior year period. Revenue growth was driven by significantly higher deposit and higher investment product revenues in line with the bank’s strategy, partially offset by slightly lower lending revenues. In Personal Banking, revenues were up 6% year on year at € 1.4 billion, as significantly higher deposit revenues were partially offset by slightly lower lending revenues. In Wealth Management, revenues grew by 10% year on year to € 1.2 billion, driven by significantly higher deposit and investment product revenues, the latter mainly in discretionary mandates. Lending revenues were essentially flat year on year.
Provision for credit losses was € 209 million in the third quarter of 2026, or 34 basis points of average loans. In the prior year quarter, provision for credit losses was € 85 million benefitting from a model update.
Noninterest expenses were € 1.7 billion, up 3% year on year, reflecting continued investment to support future growth, including costs related to workforce initiatives. This was partly offset by efficiencies from organizational simplification, including run-rate savings from prior branch closures and workforce measures, as well as favorable episodic items.
Assets under management were € 752 billion at quarter end, reflecting continued growth with € 17 billion net inflows and € 4 billion positive market development.
For the first nine months of 2026, the Private Bank reported a profit before tax of € 2.0 billion, up € 206 million, or 12%, year on year. Post-tax RoE rose to 11.8%, from 10.2% in the prior year period, while post-tax RoTE was 12.3%, up from
10.5%. The cost/income ratio improved to 67% from 70% in the prior year period. These developments were primarily attributable to a revenue increase of 7% to € 7.7 billion driven by significantly higher net interest income, while net commission and fee income was higher. These developments were partly offset by slightly higher noninterest expenses of € 5.2 billion, as a result of continued strategic investments, including workforce optimization measures and the upfront impact of divestment in the second quarter of 2026. Provision for credit losses was € 565 million, up from
€ 421 million in the corresponding prior year period. The year-on-year increase primarily reflects the non-recurrence of releases from prior-year model updates. Assets under management rose by € 78 billion, or 12%, to € 752 billion in the first nine months of 2026. The increase mainly reflected € 37 billion net inflows and € 22 billion positive market effects in the first nine months of the year.

Deutsche Bank	Segment results
Earnings Report as of September 30, 2026
Private Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2026	Sep 30, 2025	Absolute Change	Change in %	Sep 30, 2026	Sep 30, 2025	Absolute Change	Change in %
Net revenues:
Personal Banking	1,410	1,332	78	6	4,152	3,926	226	6
Wealth Management[1]	1,196	1,083	113	10	3,588	3,299	289	9
Total net revenues	2,606	2,415	191	8	7,740	7,225	515	7
Of which:
Net interest income	1,695	1,557	137	9	4,995	4,528	467	10
Net commission and fee income	818	725	92	13	2,469	2,297	173	8
Remaining income	94	133	(39)	(29)	276	400	(124)	(31)
Provision for credit losses	209	85	124	146	565	421	144	34
Noninterest expenses:
Compensation and benefits	772	694	78	11	2,240	2,108	132	6
General and administrative expenses	928	952	(23)	(2)	2,953	2,921	31	1
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(1)	2	(3)	N/M	(1)	(3)	2	(57)
Total noninterest expenses	1,699	1,647	52	3	5,191	5,026	165	3
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	699	683	15	2	1,984	1,778	206	12

Total employees (full-time equivalent)[2]	35,544	36,766	(1,222)	(3)	35,544	36,766	(1,222)	(3)
Risk-weighted assets (in € bn)[2]	97	93	4	4	97	93	4	4
Of which: operational risk RWA (in € bn)[2]	15	14	0	2	15	14	0	2
Assets under Management (in € bn)[2,3]	752	675	78	12	752	675	78	12
Net flows (in € bn)	17	13	4	27	37	25	12	46
Cost/income ratio[4]	65.2%	68.2%	(3.0)ppt	N/M	67.1%	69.6%	(2.5)ppt	N/M
Post-tax return on average shareholders' equity[5]	12.4%	12.0%	0.4ppt	N/M	11.8%	10.2%	1.5ppt	N/M
Post-tax return on average tangible shareholders' equity[5]	13.0%	12.6%	0.4ppt	N/M	12.3%	10.5%	1.8ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the fourth quarter of 2025, the Private Bank renamed “Wealth Management & Private Banking” to “Wealth Management”
2As of quarter-end
3Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In
Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management (excl. Business Banking), it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. In instances in which the Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset
Management (DWS) because they are two distinct, independent qualifying services
4Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
5Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; further information is available in the section “Non-GAAP financial measures” of this report

Deutsche Bank	Segment results
Earnings Report as of September 30, 2026
Asset Management
Profit before tax was € 244 million in the third quarter of 2026, slightly higher year on year, as higher net revenues were partially offset by increased noninterest expenses. Post-tax RoE was 15.3%, up from 12.7% in the prior year quarter, and post-tax RoTE was 41.7%, up from 28.1% compared to the prior year quarter. The cost/income ratio was 60%, up from
59% in the third quarter of 2025.
Net revenues were € 766 million up by 4%. Management fees grew significantly by 14% year on year to € 745 million, benefitting from strong markets and net flows resulting in increasing average assets under management. Performance and transaction fees decreased significantly to € 7 million in the third quarter of 2026, predominantly reflecting the normalization of performance fees from an infrastructure fund after elevated levels in the prior-year period. Other revenues were significantly down 51% year on year to € 14 million in the third quarter of 2026 primarily driven by unfavorable valuation of guaranteed products, and lower contribution from DWS’s investments in Harvest Fund Management.
Noninterest expenses were € 456 million, up by 5% year on year, primarily reflecting higher fund-related service costs driven by increased assets under management, as well as higher compensation and benefits costs reflecting higher retention costs, including share price-related effects, and higher fixed remuneration and benefits due to increased headcount, partially offset by lower IT costs.
Assets under management increased by € 166 billion year on year to € 1.2 trillion in the third quarter of 2026. The increase was primarily driven by strong net flows and positive market developments, supported by favorable foreign exchange effects. Net flows were € 31 billion in the third quarter of 2026, compared to € 12 billion in the prior year quarter, predominantly driven by Passive and Cash products.
For the first nine months of 2026, profit before tax was € 748 million, significantly higher by 12% year on year. Post-tax
RoE increased to 15.8%, from 11.4% in the corresponding prior year period, and post-tax RoTE rose to 43.5%, from 25.4%
compared to the prior year period. The improvement in post-tax RoTE was further supported by the update to the equity allocation framework for Asset Management starting in the fourth quarter of 2025. The cost/income ratio improved to
59%, from 61% in the corresponding prior year period. This development was driven by 6% growth in net revenues to
€ 2.3 billion, while noninterest expenses increased slightly to € 1.4 billion. Assets under management increased to
€ 1.2 trillion, reflecting continued strong markets and net inflows (mainly Passive and Cash), as well as favorable foreign exchange developments.

Deutsche Bank	Segment results
Earnings Report as of September 30, 2026
Asset Management results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2026	Sep 30, 2025	Absolute Change	Change in %	Sep 30, 2026	Sep 30, 2025	Absolute Change	Change in %
Net revenues:
Management fees	745	655	90	14	2,127	1,924	203	11
Performance and transaction fees	7	50	(44)	(87)	126	145	(19)	(13)
Other	14	29	(15)	(51)	70	120	(50)	(42)
Total net revenues	766	734	31	4	2,323	2,189	134	6
Provision for credit losses	0	(2)	2	N/M	0	(2)	2	(88)
Noninterest expenses:
Compensation and benefits	235	221	15	7	721	697	24	3
General and administrative expenses	221	213	8	4	649	641	8	1
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	0	0	N/M	0	0	0	N/M
Total noninterest expenses	456	433	23	5	1,370	1,338	32	2
Noncontrolling interests	66	66	0	0	206	187	19	10
Profit (loss) before tax	244	237	7	3	748	666	81	12

Total employees (full-time equivalent)[1]	5,455	5,329	125	2	5,455	5,329	125	2
Risk-weighted assets (in € bn)[1]	17	14	3	18	17	14	3	18
Of which: operational risk RWA (in € bn)[1]	5	5	1	13	5	5	1	13
Assets under Management (in € bn)[1,2]	1,221	1,054	166	16	1,221	1,054	166	16
Net flows (in € bn)	31	12	19	155	67	40	26	65
Cost/income ratio[3]	59.6%	59.0%	0.6ppt	N/M	59.0%	61.1%	(2.2)ppt	N/M
Post-tax return on average shareholders' equity[4]	15.3%	12.7%	2.6ppt	N/M	15.8%	11.4%	4.4ppt	N/M
Post-tax return on average tangible shareholders' equity[4]	41.7%[5]	28.1%	13.6ppt	N/M	43.5%[5]	25.4%	18.1ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1As of quarter-end
2Assets under Management (AuM) means assets (a) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (b) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represents both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
3Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
4Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; further information is available in the section “Non-GAAP financial measures” of this report
5Starting from the fourth quarter 2025 the equity allocation framework for Asset Management has been updated. More information is available in the section “Note 04 -
Business segments and related information” of the Annual Report 2025

Deutsche Bank	Segment results
Earnings Report as of September 30, 2026
Corporate Bank
Profit before tax was € 743 million in the third quarter of 2026, significantly higher by 11% year on year, driven by higher revenues partly offset by increases in provision for credit losses and in noninterest expenses. Post-tax RoE was 16.0%, up from 14.8% in the prior year quarter, and post-tax RoTE was 17.6%, up from 16.2% in the prior year quarter. The cost/
income ratio was 59%, down from 63% in the third quarter of 2025.
Net revenues were € 2.0 billion in the third quarter of 2026, higher by 9% year on year, supported by higher business volumes and growth in net commission and fee income. Corporate Treasury Services revenues were € 1.2 billion, significantly higher by 11% year on year, benefitting from higher business volumes across Corporate Treasury Sevices and strong growth in commission and fee income in Trade Finance. Institutional Client Services revenues increased by 3%
year on year to € 479 million, mostly driven by higher business volumes and growth in net commission and fee income in
Trust & Securities Services, partially offset by the non-recurrence of prior year benefits. Business Banking revenues of
€ 338 million were higher by 10% year on year, driven by favorable interest rate margin and higher business volumes.
Provision for credit losses was € 68 million in the third quarter of 2026, or 22 basis points of average loans, compared to a net release of € 4 million in the prior year quarter, mainly reflecting an idiosyncratic event.
Noninterest expenses were € 1.2 billion, up 2% year on year, driven by growth in volume-related costs and strategic investments.
For the first nine months of 2026, profit before tax was € 2.1 billion, up 1% year on year. Post-tax RoE remained flat at
14.8%, and post-tax RoTE was 16.2%, up from 16.0% in the prior year. The cost/income ratio improved to 61%, from 62%
in the prior year period. These developments were driven by a 2% increase in revenues to € 5.7 billion. This was partly offset by a 63% increase in provision for credit losses to € 155 million compared to the prior year period, primarily reflecting the aforementioned idiosyncratic event, while noninterest expenses increased by 1% to € 3.5 billion, reflecting growth in volume-related costs and strategic investments.

Deutsche Bank	Segment results
Earnings Report as of September 30, 2026
Corporate Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2026	Sep 30, 2025	Absolute Change	Change in %	Sep 30, 2026	Sep 30, 2025	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services	1,161	1,044	117	11	3,318	3,167	150	5
Institutional Client Services	479	464	16	3	1,398	1,466	(68)	(5)
Business Banking	338	308	30	10	985	945	40	4
Total net revenues	1,978	1,816	163	9	5,700	5,578	122	2
Of which:
Net interest income	1,213	1,100	113	10	3,520	3,429	91	3
Net commission and fee income	759	674	85	13	2,145	2,027	118	6
Remaining income	7	41	(35)	(84)	35	121	(87)	(71)
Provision for credit losses	68	(4)	73	N/M	155	95	60	63
Noninterest expenses:
Compensation and benefits	419	400	20	5	1,286	1,205	81	7
General and administrative expenses	748	750	(2)	0	2,203	2,239	(35)	(2)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	0	0	N/M	0	0	0	N/M
Total noninterest expenses	1,167	1,150	17	2	3,489	3,443	45	1
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	743	670	73	11	2,057	2,040	17	1

Total employees (full-time equivalent)[1]	27,413	26,652	760	3	27,413	26,652	760	3
Risk-weighted assets (in € bn)[1]	75	71	4	6	75	71	4	6
Of which: operational risk RWA (in € bn)[1]	12	11	1	10	12	11	1	10
Cost/income ratio[2]	59.0%	63.3%	(4.3)ppt	N/M	61.2%	61.7%	(0.5)ppt	N/M
Post-tax return on average shareholders' equity[3]	16.0%	14.8%	1.2ppt	N/M	14.8%	14.8%	0.0ppt	N/M
Post-tax return on average tangible shareholders' equity[3]	17.6%	16.2%	1.4ppt	N/M	16.2%	16.0%	0.3ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1As of quarter-end
2Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
3Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; further information is available in the section “Non-GAAP financial measures” of this report

Deutsche Bank	Segment results
Earnings Report as of September 30, 2026
Investment Bank
Profit before tax was € 1.1 billion in the third quarter of 2026, 12%, higher year on year, as a reduction in provision for credit losses, and lower noninterest expenses were partially offset by slightly lower revenues. Post-tax RoE was 10.4%, up from 10.3% in the prior year quarter, and post-tax RoTE was 10.8%, up from 10.7% in the prior year quarter. The cost/
income ratio improved to 56%, from 57% in the third quarter of last year.
Net revenues were € 2.9 billion, 2% lower when compared to the prior year period, driven by a reduction in Fixed Income
& Currencies (FIC) revenues compared to a record prior year quarter, whilst Investment Banking & Capital Markets (IBCM)
revenues were essentially flat. FIC recorded third quarter revenues of € 2.4 billion, down 3% year on year, as lower revenues in FIC Markets were partially offset by strength in FIC Financing. FIC Markets revenues decreased by 11% year on year to € 1.4 billion, driven by non-recurrence of a very strong Credit Trading performance in the prior year quarter, while FIC Financing revenues of € 1.0 billion were higher year over year, reflecting strong pipeline execution during the quarter. IBCM revenues of € 0.5 billion were essentially flat year on year, as continued year on year improvement in both
Equity Origination and Advisory, was offset by lower Debt Origination revenues, primarily due to a strong prior year quarter in Leveraged Debt.
Provision for credit losses was € 197 million in the third quarter of 2026, or 63 basis points of average loans, significantly lower year on year, due to the non-recurrence of model updates recorded in the prior year quarter, partially offset by increased Stage 3 provisions.
Noninterest expenses were € 1.6 billion, 4% lower year on year, reflecting reduced litigation, bank levies and certain one-
off items in the third quarter 2026, partially offset by targeted investments in line with the communicated growth strategy for the Investment Bank.
For the first nine months of 2026, profit before tax was € 3.8 billion, up 15% year on year. Post-tax RoE rose to 12.8%, from 12.1% in the corresponding period in the prior year, while post-tax RoTE was 13.3%, up from 12.5% in the prior year period. The cost/income ratio improved to 53%, from 55% in the corresponding period in the prior year. This development was driven by a 5% increase in net revenues to € 9.5 billion across both FIC and IBCM, provision for credit losses decreasing by 9% to € 662 million, whilst noninterest expenses were flat at € 5.0 billion.

Deutsche Bank	Segment results
Earnings Report as of September 30, 2026
Investment Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2026	Sep 30, 2025	Absolute Change	Change in %	Sep 30, 2026	Sep 30, 2025	Absolute Change	Change in %
Net revenues:
Fixed Income & Currencies	2,393	2,478	(85)	(3)	7,860	7,620	240	3
Fixed Income & Currencies: Financing	961	870	91	10	2,833	2,679	154	6
Fixed Income & Currencies: Markets[1]	1,432	1,608	(176)	(11)	5,026	4,941	86	2
Investment Banking & Capital Markets[2]	507	502	5	1	1,543	1,366	177	13
Debt Origination	315	360	(45)	(12)	883	858	25	3
Equity Origination	84	51	32	63	270	152	119	78
Advisory	108	91	18	19	390	356	34	10
Research and Other[3]	18	(2)	20	N/M	74	41	32	78
Total net revenues	2,918	2,978	(60)	(2)	9,476	9,027	449	5
Provision for credit losses	197	308	(111)	(36)	662	730	(68)	(9)
Noninterest expenses:
Compensation and benefits	737	717	21	3	2,248	2,192	56	3
General and administrative expenses	905	987	(82)	(8)	2,736	2,761	(25)	(1)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	0	0	N/M	0	1	(1)	N/M
Total noninterest expenses	1,642	1,704	(61)	(4)	4,984	4,954	30	1
Noncontrolling interests	1	1	0	33	3	7	(4)	(57)
Profit (loss) before tax	1,077	965	112	12	3,827	3,336	491	15

Total employees (full-time equivalent)[4]	20,472	20,480	(8)	0	20,472	20,480	(8)	0
Risk-weighted assets (in € bn)[4]	145	131	14	10	145	131	14	10
Of which: operational risk RWA (in € bn)[4]	19	15	4	24	19	15	4	24
Cost/income ratio[5]	56.3%	57.2%	(0.9)ppt	N/M	52.6%	54.9%	(2.3)ppt	N/M
Post-tax return on average shareholders' equity[6]	10.4%	10.3%	0.0ppt	N/M	12.8%	12.1%	0.8ppt	N/M
Post-tax return on average tangible shareholders' equity[6]	10.8%	10.7%	0.0ppt	N/M	13.3%	12.5%	0.8ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the fourth quarter of 2025, the additional sub-category “Fixed Income & Currencies: Ex Financing“ within Fixed Income & Currencies (FIC) was renamed to
“Fixed Income & Currencies: Markets“
2 Starting from the fourth quarter of 2025, Deutsche Bank renamed “Origination & Advisory” within the Investment Bank to “Investment Banking & Capital Markets”
3Historically, certain bank funding charges that were allocated to the Investment Bank but not directly attributable to specific balance sheet positions were reported within “Research and Other”. Beginning the third quarter of 2025 these charges have been allocated to underlying businesses based on an agreed allocation key in order to support ongoing refinement of business level reporting. Prior year’s comparatives are aligned to presentation in the current year
4As of quarter-end
5Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
6Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; further information is available in the section “Non-GAAP financial measures” of this report

Deutsche Bank	Segment results
Earnings Report as of September 30, 2026
Corporate & Other
Corporate & Other reported a loss before tax of € 3.2 billion in the third quarter of 2026, primarily reflecting losses on portfolio hedges of interest rate risk due to significant interest rate movements during the quarter where fair value hedge accounting cannot be applied under IFRS as issued by the IASB recorded within valuation and timing differences. This compares to a loss before tax of € 453 million in the prior year quarter.
Net revenues were negative € 3.0 billion in the third quarter of 2026, compared to negative € 244 million in the prior year quarter. Revenues relating to valuation and timing differences were negative € 2.8 billion reflecting losses on portfolio hedges of interest rate risk, where fair value hedge accounting cannot be applied under IFRS as issued by the IASB. This compares to negative € 147 million in the prior year quarter.
Provision for credit losses were € 26 million in the third quarter of 2026, driven by single-name events compared to
€ 30 million in the prior year quarter.
Noninterest expenses were € 239 million in the third quarter of 2026, compared to € 246 million in the prior year quarter with the year-on-year change driven by litigation. Expenses associated with shareholder activities were € 156 million in the third quarter of 2026, unchanged from the prior year quarter.
Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before tax. These were positive € 67 million for the third quarter of 2026, unchanged from the prior year quarter, mainly related to DWS.
For the first nine months of 2026, loss before tax was € 3.5 billion, compared to a loss before tax of € 315 million for the first nine months of 2025. Net revenues were negative € 3.0 billion driven by losses on portfolio hedges of interest rate risk compared to positive € 152 million for the first nine months of 2025. Noninterest expenses increased to € 621 million from € 593 million for the first nine months of 2025 driven by litigation provisions, with provision for credit losses at
€ 98 million in 2026 driven by single-name events compared to € 67 million in the first nine months of 2025.
Corporate & Other results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2026	Sep 30, 2025	Absolute Change	Change in %	Sep 30, 2026	Sep 30, 2025	Absolute Change	Change in %
Total net revenues	(2,969)	(244)	(2,725)	N/M	(2,956)	152	(3,107)	N/M
Provision for credit losses	26	30	(5)	(15)	98	67	31	46
Noninterest expenses:
Compensation and benefits	851	900	(49)	(5)	2,558	2,665	(107)	(4)
General and administrative expenses	(613)	(655)	42	(6)	(1,937)	(2,071)	134	(6)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	0	0	N/M	0	0	0	N/M
Total noninterest expenses	239	246	(7)	(3)	621	593	27	5
Noncontrolling interests	(67)	(67)	0	0	(209)	(193)	(16)	8
Profit (loss) before tax	(3,166)	(453)	(2,713)	N/M	(3,465)	(315)	(3,150)	N/M

Total Employees (full-time equivalent)[1,2]	37,567	36,871	696	2	37,567	36,871	696	2
Risk-weighted assets (in € bn)[1]	32	32	1	2	32	32	1	2
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1As of quarter-end
2The total employee numbers reported in Corporate & Other also include employees from infrastructure functions that are allocated to other segments. As a result, the sum of full‑time equivalents reported for the individual segments does not reconcile to the Group’s total headcount

Deutsche Bank	Consolidated balance sheet
Earnings Report as of September 30, 2026
Consolidated balance sheet
Assets

in € m.	Sep 30, 2026	Dec 31, 2025
Cash and central bank balances	137,249	164,659
Interbank balances (without central banks)	7,788	6,962
Central bank funds sold and securities purchased under resale agreements	41,359	37,509
Securities borrowed	6	6
Financial assets at fair value through profit or loss
Trading assets	182,785	153,811
Positive market values from derivative financial instruments	296,121	241,654
Non-trading financial assets mandatory at fair value through profit or loss	136,499	124,495
Financial assets designated at fair value through profit or loss	0	0
Total financial assets at fair value through profit or loss	615,405	519,960
Financial assets at fair value through other comprehensive income	48,588	43,644
Loans at amortized cost	497,901	478,214
Property and equipment	5,771	5,924
Goodwill and other intangible assets	7,928	7,561
Other assets[1]	217,727	168,083
Assets for current tax	1,592	1,609
Deferred tax assets	6,449	5,743
Total assets	1,587,763	1,439,873
Liabilities and equity

in € m.	Sep 30, 2026	Dec 31, 2025
Deposits	723,379	694,580
Central bank funds purchased and securities sold under repurchase agreements	3,291	4,177
Securities loaned	2	2
Financial liabilities at fair value through profit or loss
Trading liabilities	46,870	42,879
Negative market values from derivative financial instruments	279,065	225,827
Financial liabilities designated at fair value through profit or loss	148,026	115,055
Investment contract liabilities	512	469
Total financial liabilities at fair value through profit or loss	474,473	384,230
Other short-term borrowings	20,374	18,204
Other liabilities [1]	170,820	137,662
Provisions	2,000	2,408
Liabilities for current tax	1,077	694
Deferred tax liabilities	637	594
Long-term debt	110,763	114,754
Trust preferred securities	282	283
Total liabilities	1,507,100	1,357,588
Common shares, no par value, nominal value of € 2.56	4,891	4,891
Additional paid-in capital	37,877	38,281
Retained earnings	30,967	30,275
Common shares in treasury, at cost	(1,661)	(185)
Equity classified as obligation to purchase common shares	0	0
Accumulated other comprehensive income (loss), net of tax	(5,197)	(4,247)
Total shareholders’ equity	66,877	69,015
Additional equity components	12,164	11,708
Noncontrolling interests	1,622	1,562
Total equity	80,664	82,285
Total liabilities and equity	1,587,763	1,439,873
1 Includes equity method investments and non-current assets and disposal groups held for sale

Deutsche Bank	Consolidated balance sheet
Earnings Report as of September 30, 2026
Movements in assets and liabilities
As of September 30, 2026, the total balance sheet of € 1.6 trillion was significantly higher compared to year end 2025.
Cash, central bank and interbank balances decreased by € 26.6 billion, mainly reflecting shift from cash to increased holdings in government bonds in the bank’s debt securities portfolio measured at amortized cost by € 23.4 billion.
Trading assets increased by € 29.0 billion, primarily driven by higher government bond inventory held to support client activity, facilitate market-making as well as manage trading and hedging positions.
Positive and negative market values of derivative financial instruments increased by € 54.5 billion and € 53.2 billion, respectively, primarily driven by increases in interest rate products due to moves in interest rate curves. The increase was also observed in foreign exchange products, mainly due to strengthening of the U.S. dollar against the euro.
Non-trading financial assets mandatory at fair value through profit or loss increased by € 12.0 billion, mainly driven by securities purchased under resale agreements in relation to increased trading activities and client flows.
Loans at amortized cost increased by € 19.7 billion, primarily driven by growth in FIC in the Investment Bank, Trade
Finance and Lending in the Corporate Bank and Wealth Management in the Private Bank, partly offset by reductions in select non-capital accretive retail lending books.
Other assets increased by € 49.6 billion, primarily driven by aforementioned growth in amortized cost debt securities as well as an increase in brokerage and securities-related receivables of € 21.9 billion, mainly due to higher receivables arising from the pending settlement of regular-way trades following the seasonality pattern the bank typically observes compared to low year-end levels.
Deposits increased by € 28.8 billion, supported by strong momentum in Corporate Cash Management and continued
Private Bank growth from campaigns in Germany and Wealth Management inflows, with some normalization expected in
Corporate Bank towards year-end.
Financial liabilities designated at fair value through profit or loss increased by € 33.0 billion, mainly attributable to an increase in securities sold under repurchase agreements as a result of increased financing activities and client flows; as well as an increase in long-term debt driven by new issuances in FIC in the Investment Bank.
Other liabilities increased by € 33.2 billion, primarily attributable to an increase in brokerage and securities-related payables of € 24.2 billion, due to higher payables arising from the pending settlement of regular-way trades following the seasonality pattern the bank typically observes compared to low year-end levels.
The overall movement of the balance sheet included an increase of € 21.7 billion, due to foreign exchange rate movements, mainly driven by strengthening of the U.S. dollar versus the euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.
Liquidity
Total high-quality liquid assets (HQLA) as defined in Commission Delegated Regulation (EU) 2015/61, as amended by
Regulation (EU) 2018/1620, amounted to € 242.3 billion as of September 30, 2026, compared with € 260.0 billion as of
December 31, 2025. The liquidity coverage ratio was 143% in the third quarter of 2026, exceeding the minimum regulatory requirement by € 72.7 billion. This compares to 144% or € 80.0 billion in the fourth quarter of 2025.

Deutsche Bank	Consolidated balance sheet
Earnings Report as of September 30, 2026
Equity
Total equity as of September 30, 2026, was € 80.7 billion compared to € 82.3 billion as of December 31, 2025, a decrease of € (1.6) billion. Positive effects included the profit attributable to Deutsche Bank shareholders and additional equity components reported for the period of € 3.5 billion, the issuance of two Additional Tier 1 equity instruments (AT1)
in May and September 2026, each amounting to € 1.3 billion, as well as treasury shares distributed under share-based compensation plans of € 568 million.
Cash dividends paid to Deutsche Bank shareholders reduced total equity by € 1.9 billion in the second quarter of 2026;
coupons paid to additional equity components reduced total equity by € 796 million, thereof € 48 million in the first quarter of 2026 and € 748 million in the second quarter of 2026.
On August 21, 2026, Deutsche Bank AG completed its first 2026 share repurchase program that started on February 26, 2026, with a volume of up to € 1.0 billion. In this period Deutsche Bank AG repurchased 35.7 million common shares. The repurchase of these shares has reduced total shareholders’ equity by € 1.0 billion. A second 2026 share repurchase program resolved by the Management Board of Deutsche Bank AG of up to € 500 million started on August 25, 2026, and was completed on September 25, 2026. In this period, Deutsche Bank repurchased 15.1 million common shares. The repurchase of these shares has reduced total shareholders’ equity by € 500 million. The acquisition costs of shares repurchased under both programs are included in the total amount of treasury shares purchased in the first nine months of 2026 of € 2.0 billion.
A redemption of Additional Tier 1 equity instruments (AT1), announced on March 23, 2026, reduced total equity in the amount of € 801 million (GBP 650 million). A related foreign exchange translation gain of € 51 million was recognized in additional paid-
in capital. Further, a redemption of AT1 equity instruments announced on September 21, 2026, reduced total equity in the amount of € 1.3 billion.
Changes in unrealized net gains/losses on accumulated other comprehensive income, net of tax, resulted in a negative effect of € 950 million, mainly driven by unrealized net losses on derivatives hedging variability of cash flows, net of tax, and by unrealized net losses on financial assets at fair value through OCI, net of tax.
Further contributing factors included a net change in share awards for the period of negative € 89 million, negative tax effects related to share-based compensation plans of € 81 million, option premiums and other effects from options on common shares of negative € 111 million as well as remeasurement losses related to defined benefit plans, net of tax, of
€ 70 million.

Deutsche Bank	Outlook
Earnings Report as of September 30, 2026
Outlook
The following section outlines Deutsche Bank’s outlook for the bank and its business segments for the financial year 2026 and should be read in conjunction with the outlook section in the Combined Management Report of the
Annual Report 2025. The macroeconomic and banking industry outlook reflects the bank’s general expectations for future economic and industry developments. Economic assumptions used in the bank’s models are laid out separately in the respective sections.
Macroeconomic and banking industry outlook
Global GDP growth in 2026 is forecasted to be at 3.4%. The conflict in the Middle East continues to cause uncertainty over the outlook for growth and inflation. Global consumer price inflation is expected to rise to an annual average of
3.9%. In the Eurozone, consumer price inflation highlights the region's exposure to energy imports. The annual average inflation rate is projected to accelerate to 3.1% in 2026. Declining purchasing power is expected to weigh on private consumption, whereas foreign trades continue to exhibit resilience. Real GDP growth is expected to be at 0.8%. With inflation remaining above the ECB’s target, a further 25-basis-point rate increase is expected by year end. The German economy is projected to expand by 1.0% in 2026. Despite the rise in energy prices, economic activity has remained resilient, supported primarily by substantial government spending and net exports. However, private consumption continues to be impacted by energy-driven inflation. The annual average inflation rate in Germany is forecast at 2.8%.
The U.S. economy is projected to grow by 2.3% in 2026, with capital expenditure on AI-related equipment remaining a key growth driver. Consumer price inflation is expected to reach an annual average of 3.5%, with the resulting erosion of purchasing power weighing on consumer sentiment. Given that inflation remains above the Federal Reserve’s target and economic activity continues to show resilience, an additional 25-basis-point interest rate increase is anticipated by year end. China’s GDP is forecast to grow by 4.6% in 2026. Foreign trade remains a key driver of growth, whereas the domestic economy is exhibiting subdued momentum. Inflation in China is expected to accelerate to 1.0% in 2026.
The performance of the global banking industry over the remainder of the year is expected to be shaped by ongoing mild monetary policy tightening in light of inflationary pressure in major economies, resilient economic growth despite geopolitical headwinds and discussions about potential targeted regulatory relief to boost banks’ competitiveness.
Rising interest rates may bolster net interest margins, especially in the U.S. and Europe, which may be amplified by loan growth, which has picked up in recent months. A stronger than expected real economy in many countries may also continue to support capital market activities, signaling further tailwinds for investment banking and asset management.
Therefore, banks’ revenues and profitability in the U.S. and Europe may remain very strong. Rising rates may, however, slightly dampen capital ratios, which could slow share buybacks in some cases, especially in the U.S. In China, the banking system continues to face challenges from low growth, trade conflicts, a weak real estate market and low interest rates. By contrast, banks in Japan may benefit from an improving economic growth outlook and looming further interest rate increases.
Regulatory initiatives continue to evolve across jurisdictions. In the EU, discussions on regulatory initiatives include financial market infrastructure, bank competitiveness and the wider prudential and regulatory and supervisory framework for banks, with a European Commission legislative proposal expected in the first quarter of 2027. Key EU legislative files remain under negotiation. In the U.S., regulators proposed rules to implement the finalized Basel III framework in March
2026, with finalization expected by the end of the year or in 2027.

Deutsche Bank	Outlook
Earnings Report as of September 30, 2026
Deutsche Bank Outlook
The below discussion and Deutsche Bank’s financial targets and capital objectives are based on the bank’s financial results prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International
Accounting Standards Board (IASB) and endorsed by the European Union (EU). Further details are available in the section
‘Basis of preparation/impact of changes in accounting principles’ in this report.
Deutsche Bank’s strategic and financial roadmap, Scaling the Global Hausbank, outlines the bank’s medium-term financial targets and capital objectives. Building on restored profitability and a solid capital position, the bank is focused on scaling its Global Hausbank to support sustainable profit growth. Deutsche Bank continues to target a post-tax return on tangible equity of greater than 13% and a cost/income ratio of below 60% by 2028, while maintaining a Common
Equity Tier 1 capital ratio between 13.5% and 14.0% with a minimum buffer of 200 basis points above the maximum distributable amount threshold. Deutsche Bank continues to target a payout ratio of 60% from 2026 onwards. Overall, the bank remains well positioned to achieve its 2028 targets, with potential for further upside supported by continued
business momentum and disciplined execution.
In 2026, Deutsche Bank expects revenues to be slightly higher compared to the prior year. The bank’s businesses continue to perform well, with revenues for the first nine months of 2026 placing Deutsche Bank on track to deliver its full year 2026 revenue ambition, with revenues expected to be above € 33 billion assuming markets remain constructive.
In 2026, Private Bank net revenues are expected to be higher compared to 2025. In Personal Banking, net revenues are expected to be slightly higher compared to the prior year, driven by growth in deposit and investment product revenues. Lending revenues in Personal Banking are expected to be slightly lower in line with the bank’s strategy. In
Wealth Management, net revenues are expected to be higher compared to 2025 driven by increased investment product revenues supported by continued business growth and dedicated hiring initiatives. Deposit revenues are expected to grow, while lending revenues are expected to be slightly lower. The Private Bank assumes continued
inflows in assets under management in 2026 with corresponding volumes in assets under management expected to be significantly higher compared to year end 2025.
Asset Management expects total net revenues to be slightly higher compared to prior year. Management fees are anticipated to be significantly higher compared to prior year, driven by increasing average assets under management. Performance and transaction fees are expected to be significantly lower year on year, as the prior year benefited from elevated performance fees driven by Infrastructure funds in the Alternatives business. Assets under management are expected to be significantly higher compared to the end of prior year, from net inflows and assuming constructive markets.
Corporate Bank expects further progress on its initiatives and growth in business volumes to support the performance in
2026. Net revenues are expected to be slightly higher compared to the prior year, driven by growth in both net commission and fee income and net interest income from Corporate and Business Banking clients. Corporate Treasury
Services revenues are anticipated to be higher in 2026 compared to 2025, supported by growth in net interest income across Corporate Treasury Services and net commission and fee income from Trade Finance products. Institutional Client
Services revenues are anticipated to be slightly lower, as growth in net commission and fee income is expected to be more than offset by the remaining impacts of net interest income normalization and the non-recurrence of prior year benefits. In Business Banking, revenues are expected to be slightly higher, driven by higher business volumes and higher net commission and fee income.
Investment Bank net revenues are expected to be higher in 2026 compared to the prior year. Fixed Income &
Currencies revenues are expected to be slightly higher versus a strong 2025. The FIC Markets businesses aim to maintain the momentum of a strong first nine months of 2026. They expect to continue to benefit from growth through targeted investments aligned with client demand, in addition to continued technology development, while further enhancing client workflows solutions. FIC Financing plans to build on a strong first nine months, with year-to-
date targeted balance sheet investment offsetting potential spread compression. Investment Banking & Capital
Markets revenues are expected to be significantly higher in 2026, supported by prior period and planned investments.
All businesses should continue to benefit from the aforementioned investments, with a particular focus on Advisory and Equity Origination. Debt Origination should benefit from an encouraging deal pipeline in Leveraged Debt for the fourth quarter, and continued momentum in Investment Grade Debt.

Deutsche Bank	Outlook
Earnings Report as of September 30, 2026
Corporate & Other is expected to generate a pre-tax loss for full-year 2026. Corporate & Other will continue to record shareholder expenses, certain funding and liquidity impacts, the reversal of noncontrolling interests reported in the business segments, primarily from DWS, and valuation and timing differences.
Deutsche Bank continues to manage the Group’s cost base towards its cost/income ratio target of below 60% by 2028 and remains highly disciplined on costs while progressing on its incremental investments. Noninterest expenses in 2026 are expected to be slightly above € 21 billion and therefore slightly higher compared to 2025. This reflects approximately € 900 million of the bank’s planned € 1.5 billion of incremental investments through 2028 expected to be incurred in 2026. These investments are intended to primarily support the optimization of the Private Bank’s operating model, technology investments and ongoing targeted hiring across Wealth Management and IBCM as well as the expansion of Corporate Bank solutions. These are expected to be partially offset by benefits from structural efficiency measures supporting at least € 2 billion in operating efficiencies by 2028. For 2026, the bank expects the cost/income ratio to remain below 65%.
Asset quality remains strong and overall portfolios are performing in line with expectations. Deutsche Bank is closely monitoring potential geopolitical and other risks in the operating environment. While uncertainty increased during the third quarter of 2026, the bank’s portfolios remained resilient. The bank continues to selectively pursue targeted portfolio management measures aimed at further reducing risk and enhancing capital efficiency, including additional sales of non-performing loans. With these actions, the bank expects the provision for credit losses in the second half of
2026 to be similar to the first half of the year. Without these impacts, underlying provisions are expected to remain broadly consistent with the bank’s guidance of slightly lower compared with the prior year. Deutsche Bank remains committed to stringent underwriting standards and a strong risk management framework to manage emerging risks.
Further details on the calculation of expected credit losses can be found in the section "Risk information" in this report.
Common Equity Tier 1 ratio (CET1 ratio) by year end 2026 is expected to be slightly lower compared to year end 2025.
On a net basis, RWA are expected to be higher driven by capital-efficient business growth, model impacts and mitigation actions. Deutsche Bank aims for a Common Equity Tier 1 capital ratio between 13.5% and 14.0%, while maintaining a minimum buffer of 200 basis points above the bank’s Maximum Distributable Amount threshold (MDA).
Following ECB’s SREP decision, Deutsche Bank’s requirements for solvency purposes will decrease, lowering the CET1 capital requirements for the bank by approximately 14 basis points, from January 1, 2027. By the end of the third quarter of 2026, the bank had completed two share repurchase programs, bringing total share repurchases to € 1.5 billion in 2026.
Discussion of the risks and opportunities for the outlook of Deutsche Bank is available in the section “Risks and
Opportunities” of this report.
Post-tax Return on Average Tangible Equity is a non-GAAP financial measure. Details on the definitions of such measures and reconciliations to the IFRS numbers on which they are based are available in the section “Non-GAAP financial measures” of this report.

Deutsche Bank	Risks and Opportunities
Earnings Report as of September 30, 2026
Risks and Opportunities
Deutsche Bank’s risks and opportunities have not materially changed compared with the information presented in the
Risks and Opportunities section of the Annual Report 2025. The macroeconomic and geopolitical environment during the nine months ended September 30, 2026 has seen continued uncertainty due to the Middle East conflict and the war in Ukraine, which could lead to further inflationary pressure, higher oil and gas prices and increased volatility in the financial markets.
In addition, certain countries have seen a sharp widening in sovereign bond spreads as a result of these uncertainties and broader concerns over the sustainability of sovereign debt levels and fiscal positions. Further deterioration in sovereign credit conditions could contribute to market volatility and adversely affect economic activity and Deutsche Bank’s financial results. However, potential market volatility or higher interest rates could result in higher revenues and positively impact the bank’s financial results.
The continued advancement and broader adoption of AI technologies are increasing the speed, scale, and sophistication with which security vulnerabilities can be identified and exploited. This heightens cybersecurity and supply chain risk exposure across Deutsche Bank's ecosystem. Additionally, continued significant investment in AI infrastructure and related technologies, together with elevated valuations in parts of the technology sector, could affect the timing and level of future returns and potentially impact the bank’s financial results. At the same time, faster and broader adoption of AI could generate an increase in revenues and greater operational efficiency.
Potential European Union (EU) proposals, including the One Europe One Market Roadmap agreed between the European
Commission, European Parliament and Council of the EU in April 2026, and a report on competitiveness published in July
2026, could bring improvements in the regulatory and operational landscape for Deutsche Bank in terms of alleviating regulatory burden or creating better opportunities in Germany and the EU. Furthermore, Germany’s reform package, including income tax relief and pension reforms, could support stronger economic activity and create additional loan and revenue growth opportunities across the bank’s businesses.

Deutsche Bank
Earnings Report as of September 30, 2026
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Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Risk information
Key risk metrics
The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and their developments during the first nine months of 2026. Disclosures in accordance with the Pillar 3 of the finalized Basel III framework, which are implemented in the European Union through the Capital Requirements
Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, will be published in the
Group’s separate Pillar 3 report.
The following selected key risk metrics form part of the bank’s holistic risk management across individual risk types. The
Common Equity Tier 1 (CET1) ratio, Economic Capital Adequacy (ECA) ratio, Leverage ratio, Total Loss Absorbing
Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR),
Stressed Net Liquidity Position (sNLP) and Net Stable Funding Ratio (NSFR) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing as well as recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually. Additional details on the
Group’s regulatory framework, information on key risk categories and on the management of its material risks are available in the Annual Report 2025 in the section “Risk report”.

Common Equity Tier 1 ratio		Total risk-weighted assets
30.09.2026	14.0%	30.09.2026	€ 365.3bn
31.12.2025	14.2%	31.12.2025	€ 347.1bn

Economic capital adequacy ratio		Total economic capital demand
30.09.2026	192.2%	30.09.2026	€ 27.1bn
31.12.2025	193.6%	31.12.2025	€ 26.1bn

Leverage ratio		Leverage exposure
30.09.2026	4.4%	30.09.2026	€ 1,432bn
31.12.2025	4.6%	31.12.2025	€ 1,327bn

Total loss absorbing capacity		Minimum requirement for own funds and eligible liabilities
30.09.2026 (Risk-weighted asset based)	31.8%	30.09.2026	37.1%
30.09.2026 (Leverage exposure based)	8.1%	31.12.2025	37.7%
31.12.2025 (Risk-weighted asset based)	33.1%
31.12.2025 (Leverage exposure based)	8.7%

Liquidity coverage ratio		Net stable funding ratio
30.09.2026	143%	30.09.2026	120.0%
31.12.2025	144%	31.12.2025	119.0%

Stressed net liquidity position
30.09.2026	€ 80.5bn
31.12.2025	€ 94.1bn

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Key risk themes
In the following section, Deutsche Bank provides details on key risk themes currently in focus and thus of high relevance for the Group. This section should be read in conjunction with the information presented in the ”Key Risk Themes“ and
“Focus Areas in 2025” sections of the Annual Report 2025.
Credit Risk
The latest developments and key uncertainties in the first nine months of 2026 have been considered as part of the bank’s ongoing credit risk management activities and governance framework. These activities include, but are not limited to, regular emerging risk reviews (amongst others from macroeconomic developments and geopolitical conflict) as well as portfolio deep dives, single name risk assessments, and regular model validations.
Portfolios and themes which have been identified for enhanced monitoring and downside risk assessment by the Group in the first three quarters of 2026 included CRE, the Middle East conflict, Private Credit, Technology and Climate Risk.
Whilst risks in the Commercial Real Estate (CRE) portfolio remain elevated, the stress tested U.S. CRE exposures have been reduced by approximately 42% since 2022, including de-risking actions initiated in the second quarter 2026. The situation in the Middle East remains dynamic and the risk profile of the Private Credit, Technology and Climate Risk portfolios have not changed materially since December 31, 2025.
Commercial Real Estate
CRE markets remain affected by higher interest rates and continued stagnant demand for office properties. Broader market indices appear to point towards a stabilization of CRE prices (Green Street Commercial Property Price Index
(CPPI) increased by approximately 3.8% since December 31, 2025), however certain U.S. sub-markets and property types that Deutsche Bank has exposure to lag this sentiment, or have experienced a shift in fundamental demand.
The Provision for credit losses this quarter still reflects specific cases, mainly in U.S. West Coast Commercial Real Estate as well as the planned exit of certain non-performing exposures. The main risks within the portfolio relate to refinancing and extension of maturing loans, which are adversely affected by higher interest rates, lower collateral values and valuation declines on legacy defaulted exposures. CRE loans often have a significant portion of principal payable at maturity. Under current market conditions, borrowers may have difficulties obtaining a new loan to repay the maturing debt or to meet conditions that allow an extension of the loan. Deutsche Bank is closely monitoring the CRE portfolio for development of such risks.
The Group continues to work with borrowers to address upcoming maturities to establish terms for loan amendments and extensions, which in many cases are classified as forbearance, triggering Stage 2 classification under IFRS 9.
However, in certain cases the borrower may be subject to idiosyncratic factors or be unable to restructure or refinance and therefore is classified as defaulted. Allowance for credit losses as of September 30, 2026 amounted to € 1.4 billion for the non-recourse portfolio and € 1.2 billion for the stress-tested CRE portfolio (December 31, 2025: € 1.1 billion and
€ 903 million respectively).
The following table presents the non-recourse CRE portfolio subject to a bespoke stress-test by IFRS 9 stages, region, property type and average weighted loan to value (LTV) as well as allowance and provision for credit losses recorded as of September 30, 2026, and December 31, 2025, respectively.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Stress-tested CRE portfolio

	Sep 30, 2026	Dec 31, 2025
in € m.	Gross Carrying Amount¹	Gross Carrying Amount[1]
Exposure by stages
Stage 1	13,804	14,402
Stage 2	4,312	6,277
Stage 3	4,049	3,609
Total	22,165	24,288

thereof:
Forborne exposure	5,182	5,133

thereof:
North America	48%	51%
Western Europe (including Germany)[2]	44%	44%
Asia/Pacific	7%	5%

thereof: offices	34%	35%
North America	18%	18%
Western Europe (including Germany)[3]	15%	16%
Asia/Pacific	1%	1%
thereof: residential	14%	15%
thereof: hospitality	17%	15%
thereof: retail	9%	11%

Weighted average LTV[4], in %
Group	70%	64%
Investment Bank	71%	65%
Corporate Bank	58%	58%
Other Business[5]	106%	70%

	Nine months ended Sep 30, 2026	Twelve months ended Dec 31, 2025
Allowance for Credit Losses[6]	1,216	903
Provision for Credit Losses[6]	569	712
thereof: North America	479	613
1Loans at amortized cost
2Germany accounts for ca 10% of the total stress-tested CRE portfolio as of September 30, 2026 and 9% as of December 31, 2025, respectively.
3Office loans in Germany accounted for 15% of total office loans in the stress-tested CRE portfolio as of September 30, 2026, and 14% as of December 31, 2025,
respectively
4LTV before application of allowance for credit losses
5Exposures <5% of overall stress tested portfolio
6Allowance for Credit Losses and Provision for Credit Losses do not include country risk allowances/provisions.
The decrease in the stress-tested CRE portfolio since December 31, 2025, was € 2.1 billion mainly driven by loan repayments and capital-accretive asset sales. The weighted average LTV was 70% for the Group and in the U.S. office loan segment it was 100%, as of September 30, 2026, versus 64% and 88% as of December 31, 2025. However when considering allowance for credit losses, the weighted average net LTV was 61% for the Group and in the U.S. Office loan segment it was 76% as of September 30, 2026 versus 60% and 76% as of December 31, 2025. LTV calculations are based on latest externally appraised values which are additionally subject to regular interim internal adjustments.
Additional information regarding the stress test performed as of June 30, 2026, including uncertainties and sensitivities, is presented in the ”Key Risk Themes“ section of the June 30, 2026, Interim Report. The uncertainty associated with the stress test did not substantially change.
Middle East conflict
The situation in the Middle East remains challenging with prolongation of the conflict and the associated higher oil and gas prices leading to second order risks, particularly in the form of inflation. This is impacting central bank’s monetary policy and resulting in an overall higher interest rate/yield environment. Despite the higher interest rate environment, the credit quality of the loan portfolio relating to industries impacted by higher oil and gas prices have remained resilient.
Deutsche Bank’s direct exposure in the region is limited with exposures mainly to investment grade rated countries, with no exposure to Iran and Lebanon. Sectors with higher sensitivities to oil and gas prices, such as Manufacturing and
Engineering, Transportation, Automotive and Steel, Metal and Mining have been subject to ongoing deep dives and scenario analysis including stress testing.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Risk-weighted assets
The table below provides an overview of risk-weighted assets (RWA) broken down by risk type and segment. It includes the aggregated effects of segmental reallocations of infrastructure-related exposures as well as other reallocations between the segments, where applicable. As of September 30, 2026, the CRR3 output floor had no impact on Deutsche
Bank´s RWA, based on the regulatory requirements applicable at the reporting date.
Risk-weighted assets by risk type and segment

	Sep 30, 2026
in € m.	Private Bank	Asset Management	Corporate Bank	Investment Bank	Corporate & Other	Total
Credit risk	81,715	11,258	62,759	106,288	14,978	276,998
Settlement risk	0	0	0	19	79	98
Credit valuation adjustment (CVA)	92	15	0	2,250	186	2,543
Market risk	6	11	457	17,811	2,078	20,363
Operational risk	14,727	5,406	11,626	18,654	14,839	65,252
Total	96,539	16,691	74,842	145,023	32,160	365,255

	Dec 31, 2025
in € m.	Private Bank	Asset Management	Corporate Bank	Investment Bank	Corporate & Other	Total
Credit risk	77,193	10,192	60,942	97,311	14,537	260,174
Settlement risk	0	0	0	91	44	135
Credit valuation adjustment (CVA)	58	3	0	2,328	201	2,591
Market risk	20	7	201	18,809	2,012	21,050
Operational risk	14,726	5,318	10,844	17,873	14,422	63,183
Total	91,997	15,520	71,987	136,412	31,216	347,133
RWA were € 365.3 billion as of September 30, 2026, compared to € 347.1 billion at year-end 2025. The increase of
€ 18.1 billion was driven by higher credit risk and operational risk RWA, partly offset by lower market risk RWA, while credit valuation adjustment RWA remained materially unchanged.
Credit risk RWA increased by € 16.8 billion, mainly driven by business growth, particularly within the Investment Bank, as well as by model-related changes, predominantly reflecting the introduction of additional margin of conservatism, and foreign exchange movements. This was partially offset by lower RWA related to clearing houses and by new securitizations. Operational risk RWA increased by € 2.1 billion, driven by an update based on the audited financial statements, reflecting the final regulatory guidance on the business indicator.
Market risk RWA decreased by € 0.7 billion, primarily driven by lower stressed Value-at-Risk (sVaR) RWA, mainly resulting from a change to the market risk stress period, and lower market risk RWA under the standardized approach, principally driven by reduced inventory in the Fixed Income and Currencies business. This decrease was partially offset by higher value-at-risk (VaR) RWA due to increased market volatility related to the Middle East conflict.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
CET1 capital reconciliation to shareholders’ equity

in € m.	Sep 30, 2026	Dec 31, 2025
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	66,877	69,015
Difference between equity per IASB IFRS/EU IFRS³	364	(2,082)
Total shareholders’ equity per accounting balance sheet (EU IFRS)	67,241	66,933
Deconsolidation/Consolidation of entities	(25)	(24)
Of which:
Additional paid-in capital	0	0
Retained earnings	(16)	(16)
Accumulated other comprehensive income (loss), net of tax	(9)	(9)
Total shareholders’ equity per regulatory balance sheet	67,216	66,909
Minority Interests (amount allowed in consolidated CET1)	952	917
Foreseeable charges incl. AT1 coupon and shareholder distribution deduction[1]	(2,949)	(3,585)
Capital instruments not eligible under CET1 as per CRR 28(1)	(5)	(4)
Common Equity Tier 1 (CET1) capital before regulatory adjustments	65,214	64,237
Prudential filters	(707)	(1,371)
Of which:
Additional value adjustments	(1,930)	(1,667)
Any increase in equity that results from securitized assets	0	0
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	1,223	296
Regulatory adjustments	(13,231)	(13,600)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,292)	(5,045)
Deferred tax assets that rely on future profitability	(2,204)	(2,533)
Negative amounts resulting from the calculation of expected loss amounts	(2,206)	(2,579)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,141)	(1,135)
Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	(46)	0
Collective Investment Undertakings (CIU) not included in risk-weighted assets	(175)	(214)
Other[2]	(2,168)	(2,094)
Common Equity Tier 1 capital	51,276	49,266
1Interim profits are recognized and remain subject to approval as per ECB Decision (EU) 2015/656 in accordance with Article 26(2) of Regulation (EU) No 575/2013
(ECB/2015/4); current year’s deductions include deductions for future shareholder distribution of € 2.6 billion and AT1 coupons of € 0.4 billion
2Includes capital deductions of € 1.4 billion (December 2025: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution
Fund and the Deposit Guarantee Scheme and € 0.7 billion (December 2025: € 0.7 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures
3 Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the Note 1
"Material accounting policies and critical accounting estimates" of the Group’s Annual Report 2025. These rules were initially applied in the first quarter 2020
Deutsche Bank’s shareholders’ equity amounted to € 67.2 billion as of September 30, 2026, compared to € 66.9 billion at the end of 2025. The increase of € 0.3 billion was largely in line with the development of the total equity (additional information is available in the “Equity” section in this report). Shareholders’ equity is adjusted for minority interests recognized in CET1 capital, amounting to € 1.0 billion, and foreseeable charges of € 2.9 billion. Foreseeable charges include € 2.6 billion of regulatory deductions for intended future shareholder distributions relating to the Group’s 60%
payout ratio in respect of financial year 2026 and € 0.4 billion of accrued AT1 coupon payments. Therefore, CET1 capital before regulatory adjustments amounted to € 65.2 billion, an increase of € 1.0 billion compared to December 31, 2025.
Deductions for prudential filters and regulatory adjustments decreased by € 1.0 billion since December 31, 2025. These were mainly driven by changes in cash flow hedge reserves and own credit risk on fair-valued liabilities of € 0.9 billion, a reduction in the expected loss shortfall of € 0.4 billion and lower deferred tax assets of € 0.3 billion. These positive impacts were partly offset by higher deductions for additional value adjustments of € 0.3 billion, goodwill and other intangible assets of € 0.2 billion and prudential provisions for non-performing exposures of € 0.1 billion. Therefore, CET1 capital amounted to € 51.3 billion, an increase of € 2.0 billion compared to December 31, 2025.
As of September 30, 2026, Deutsche Bank's CET1 ratio was 14.0%, a decrease of 15 basis points compared to
December 31, 2025. The development was primarily driven by higher RWA as outlined in the previous section, partly offset by the increase in CET1 capital as outlined above.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Economic capital adequacy ratio and economic capital
The economic capital adequacy ratio was 192% as of September 30, 2026, compared to 194% as of December 31, 2025.
The decrease was driven by an increase in economic capital demand, partly offset by an increase in economic capital supply.
Economic capital supply amounted to € 52.0 billion as of September 30, 2026, compared to € 50.5 billion as of
December 31, 2025. The increase of € 1.6 billion was mainly driven by a positive net income of € 5.8 billion, currency translation adjustments of € 0.5 billion, lower capital deductions from deferred tax assets of € 0.4 billion and from expected loss shortfall of € 0.4 billion. These increases were partly offset by € 2.9 billion of deductions for intended future shareholder distributions relating to the Group’s 60% payout ratio in respect of the financial year 2026 and accrued AT1 coupon payments, deduction from valuation differences between carrying and fair values for debt securities held to collect of € 0.6 billion, completed share buybacks of € 0.5 billion, equity compensation of € 0.5 billion, higher capital deductions from additional value adjustments of € 0.3 billion, from fair value gains subject to own credit risk of € 0.3 billion, noncontrolling interests of € 0.1 billion and other small movements.
Economic capital demand amounted to € 27.1 billion as of September 30, 2026, which represents an increase of
€ 1.0 billion compared to € 26.1 billion as of December 31, 2025. Market risk increased by € 2.5 billion mainly driven by a change in the stress window used in the economic capital model. This increase was partly offset by higher risk type diversification, lower strategic risk and credit risk. The risk type diversification benefit increased by € 1.2 billion reflecting the market risk stress window change and the annual model recalibration. Strategic risk decreased by € 0.2 billion due to lower deferred tax assets on temporary differences and annual recalibration of software assets model. Credit risk decreased by € 0.1 billion mainly due to lower transfer risk.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Leverage ratio and leverage exposure
Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Sep 30, 2026	Dec 31, 2025
Tier 1 capital	63.2	60.8

Derivative exposures	154	130
Securities financing transaction exposures	174	159
Off-balance sheet exposures	141	128
On-balance sheet exposures (excluding derivatives and SFTs)	975	924
Asset amounts deducted in determining Tier 1 capital	(12)	(13)
Leverage ratio total exposure measure	1,432	1,327

Leverage ratio (in %)	4.4	4.6
In the first nine months of 2026, Tier 1 capital increased by € 2.5 billion to € 63.2 billion. The increase was driven by the development in CET1 capital, as discussed in the section “CET1 capital reconciliation to shareholders equity”, and by the issuance of two new AT1 capital instruments in May and September 2026, each with a total principal amount of
€ 1.3 billion. This was partly offset by the exercise in April 2026 of the call option on an AT1 capital instrument with a total principal amount of £ 650 million (€ 0.8 billion equivalent) and the announced exercise in September 2026 of the call option on an AT1 capital instrument with a total principal amount of € 1.3 billion.
Leverage exposure increased by € 104.7 billion to € 1,432.2 billion. The leverage exposure for total on-balance sheet exposures (excluding derivatives and securities financing transactions (SFTs)) increased by € 50.8 billion, largely in line with the development of the balance sheet. Additional information on the development of the balance sheet is available in the section “Movements in assets and liabilities” in this report. In addition, the leverage exposure related to derivatives increased by € 24.8 billion, driven by potential future exposure add-ons and replacement costs under the Standardized
Approach for Counterparty Credit Risk (SA-CCR) as well as effective notional amounts of written credit derivatives.
Furthermore, the leverage exposure for SFTs increased by € 15.0 billion, also largely in line with the development of the balance sheet. Moreover, off-balance-sheet leverage exposures increased by € 13.7 billion, corresponding to higher notional amounts for irrevocable lending commitments and financial guarantees.
The increase in leverage exposure in the first nine months of 2026 included a positive foreign exchange impact of
€ 23.6 billion, mainly due to the strengthening of the U.S. Dollar against the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.
As of September 30, 2026, Deutsche Bank’s leverage ratio was 4.4%, compared to 4.6% as of December 31, 2025. This reflects Tier 1 capital of € 63.2 billion and an applicable exposure measure of € 1,432.2 billion as of September 30, 2026
(€ 60.8 billion and € 1,327.4 billion as of December 31, 2025, respectively).

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Minimum Requirement of Own Funds and Eligible Liabilities (MREL) and Total
Loss Absorbing Capacity (TLAC)
MREL and TLAC

in € m. (unless stated otherwise)	Sep 30, 2026	Dec 31, 2025
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET1)	51,276	49,266
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	11,967	11,518
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	6,771	7,050
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	40	30
Tier 2 (T2) capital instruments eligible under TLAC/MREL	6,810	7,080
Total regulatory capital elements of TLAC/MREL	70,053	67,864

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	46,080	47,071
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Total Loss Absorbing Capacity (TLAC)	116,133	114,936
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	116,133	114,936
Senior preferred plain vanilla	16,093	7,706
Senior preferred structured products	3,258	8,381
Available Minimum Own Funds and Eligible Liabilities (MREL)	135,484	131,023

Risk-weighted assets (RWA)	365,255	347,133
Leverage Ratio Exposure (LRE)	1,432,161	1,327,441

TLAC ratio
TLAC ratio (as percentage of RWA)	31.79	33.11
TLAC requirement (as percentage of RWA)	23.10	23.13
TLAC ratio (as percentage of Leverage Exposure)	8.11	8.66
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.75
TLAC surplus over RWA requirement	31,746	34,641
TLAC surplus over LRE requirement	19,462	25,334

MREL subordination
MREL subordination ratio (as percentage of RWA)	31.79	33.11
MREL subordination requirement (as percentage of RWA)	21.22	24.94
MREL subordination ratio (as percentage of LRE)	8.11	8.66
MREL subordination requirement (as percentage of LRE)	5.79	7.03
MREL subordination surplus over RWA requirement	38,613	28,358
MREL subordination surplus over LRE requirement	33,211	21,617

MREL ratio
MREL ratio (as percentage of RWA)	37.09	37.74
MREL requirement (as percentage of RWA)	30.39	31.11
MREL ratio (as percentage of LRE)	9.46	9.87
MREL requirement (as percentage of LRE)	6.82	7.03
MREL surplus over RWA requirement	24,470	23,026
MREL surplus over LRE requirement	37,810	37,704

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
MREL ratio and surplus
As of September 30, 2026, available MREL was € 135.5 billion, corresponding to a ratio of 37.09% of RWA. This means that Deutsche Bank had a surplus of € 24.5 billion above the Group’s MREL requirement of € 111.0 billion (i.e. 30.39% of
RWA including combined buffer requirement). € 116.1 billion of the Group’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 31.79% of RWA and 8.11% of LRE, a buffer of
€ 33.2 billion over the Group’s subordination requirement of € 82.9 billion (i.e. 5.79% of LRE).
TLAC ratio and surplus
As of September 30, 2026, TLAC was € 116.1 billion and the corresponding TLAC ratios were 31.79% of RWA and 8.11%
of LRE. This means that Deutsche Bank had a TLAC surplus of € 19.5 billion over its TLAC requirement of € 96.7 billion
(i.e., 6.75% of LRE).
Development and composition of MREL ratio and TLAC ratio
Compared to December 31, 2025, the buffer over the MREL requirement increased by € 1.4 billion given higher RWA were more than offset by a lower requirement and higher available MREL. The buffer over the subordinated MREL requirement increase by €11.6 billion given higher LRE was more than offset by a lower requirement and higher available subordinated MREL. The buffer over the TLAC requirement decreased by € 5.9 billion given higher LRE was not offset by higher available TLAC and a constant requirement. As of September 30, 2026, TLAC is the binding requirement in contrast to December 31, 2025, when it was subordinated MREL.
Some senior preferred eligible liabilities included in MREL were reclassified from structured products to plain vanilla following the regulatory treatment rather than the accounting view used previously. This had no impact on the Group’s available MREL.
Liquidity Coverage Ratio
As of September 30, 2026, the Group's Liquidity Coverage Ratio was 143%, or € 72.7 billion above the regulatory minimum requirement of 100%. In comparison, as of December 31, 2025, the Group's Liquidity Coverage Ratio was 144%
or € 80.0 billion excess liquidity.
Stressed Net Liquidity Position
The stressed Net Liquidity Position decreased to € 80.5 billion as of September 30, 2026 in comparison to € 94.1 billion as of December 31, 2025. The decrease was in large part due to loan growth of approximately € 19.0 billion, increased modelled stress outflows relating to derivatives intraday and committed facilities positions of approximately € 12.0 billion, partly offset by increased net stress compliant deposits of approximately € 19.0 billion.
Net Stable Funding Ratio
The Group’s Net Stable Funding Ratio as of September 30, 2026 was 120% or a surplus of € 112.8 billion over the regulatory minimum of 100% as compared with 119% as of December 31, 2025 or a surplus of € 104.0 billion over the regulatory minimum.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
IFRS 9 Impairment
Model overview
During the first nine months of 2026, Deutsche Bank continued to apply the same IFRS 9 impairment models and methodologies, key assumptions and risk management activities as disclosed in the Annual Report 2025, except for the model updates implemented in the second and third quarter of 2026 as described below. As outlined in the Annual
Report 2025, the Group leverages existing models used for the determination of capital demand under the Basel Internal
Ratings Based Approach and internal risk management practices to calculate the bank’s ECL.
In the second quarter of 2026, Deutsche Bank changed the methodology on how the refinancing risk overlay is quantified. This update represents a change in estimate and contributed to the overlay releases as described in the section “IFRS 9 Expected Credit Losses” of the Interim Report as of June 30, 2026.
In the third quarter of 2026, Deutsche Bank introduced a new approach to reflect forward looking information (FLI) in its
Expected Credit Loss (ECL) calculation impacting all exposures that are not individually assessed to align with wider industry practice. The approach uses multiple ECL scenarios based on distinct economic projections covering a three-
year time horizon and scenario weights to calculate the Group’s ECL. More details are presented in section ‘Multiple scenario approach’. The FLI methodology previously used by the Group was based on a simulation approach with consensus forecasts representing the baseline outlook and a statistical distribution assumption used to simulate multiple scenarios around the baseline projection.
Furthermore, Deutsche Bank continued to perform regular model updates including those related to the modelling of refinancing risks, for which Deutsche Bank had recorded an overlay in recent periods. Collectively, the model updates implemented in the third quarter of 2026 represented changes in estimate and led to an immaterial ECL impact on the credit loss allowance.
The latest developments and key uncertainties in the first nine months of 2026 and their consideration in the ECL calculation, based on the bank’s ongoing credit risk management activities and governance framework, are described in the section ‘Key risk themes’ in this report. Activities targeted at assessing the appropriateness of the ECL calculation include regular emerging risk reviews as well as portfolio deep dives, day-to-day risk management on the level of individual borrowers, and regular model validations. The Group also considers each reporting period if there are any potential model imprecisions or uncertainties included in the model that require an overlay.
Multiple scenario approach
Model description
Under IFRS 9, allowances for credit losses are based on reasonable and supportable information available without undue cost or effort, which take into consideration past events, current conditions and forecasts of future economic conditions.
From the third quarter of 2026 onwards, Deutsche Bank uses four distinct scenarios as the regular basis for forward looking credit loss projections. These scenarios are designed to assess various alternatives of plausible trajectories for the economy and financial markets over the next three calendar years, with stable trends in years four and five of the scenario horizon. The scenarios utilized consist of a central baseline, an optimistic baseline, a pessimistic baseline and a stress scenario as described below. They are designed to support the robustness of ECL calculations against a wider set of potential economic dynamics. The Group's Risk and Finance Credit Loss Provision Forum monitors the scenario designs and their weights on a quarterly basis and recommends changes to the standard setup as necessitated by macroeconomic or geo-political events, which are approved by senior management in Risk.
Bloomberg consensus forecasts remain the basis for the central baseline as well as the optimistic and pessimistic baseline scenarios. For all scenarios, projections of additional macro-financial variables which are required for the ECL calculations but are not available from the consensus forecasts, market-implied curves, or the assumed shocks in case of the stress scenario are generated applying a statistical scenario expansion model. The stress scenario describes a severe deterioration of the macroeconomic and financial market outlook over the forecast horizon and is typically derived from a recent scenario used for Group-wide Stress Testing (GwST).

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Scenario assumptions and weighting
Deutsche Bank established the multiple scenario approach using a standard set of scenarios and weights as a starting point, subject to review and potential adjustment. Each scenario receives a weight which is considered in the ECL calculation. The standard setup of weights features the following split: The central baseline scenario receives a 70% weight, reflecting the tendency of forecasts to cluster around the central estimate, with more than two-thirds of observations typically deviating by less than one standard deviation. Assuming broadly balanced risks, the remaining probability is evenly split across the upside and downside scenarios, hence the optimistic baseline receives a standard weight of 15%. The pessimistic baseline and the stress scenario combined are allocated the remaining 15%, with the pessimistic baseline receiving a weight of 10% and the stress scenario a weight of 5%. Weights and scenarios can be modified to express shifts in the outlook or events that are not appropriately reflected in the standard setup; for instance, by giving more weight to pessimistic scenarios, adjusting relevant scenario features, or adding a new scenario with appropriate weight which captures economic dynamics outside the standard set. Changes to the scenarios or weights will be proposed, reviewed and challenged in the Group's Risk and Finance Credit Loss
Provision Forum and approved by senior management in Risk.
Scenario descriptions as of September 30, 2026
The section below discusses the macroeconomic variables (MEVs) as of September 30, 2026 which are included in the application of forward-looking information feeding the IFRS 9 model. The consensus data include the latest macroeconomic developments.
Scenario description as of September 30, 2026

Central baseline scenario (70%)	Optimistic baseline scenario (15%)	Pessimistic baseline scenario (10%)	Stress scenario (5%)
The central baseline scenario is derived from average consensus macroeconomic forecasts and strategist targets as well as market-implied interest and foreign exchange rates, using private-sector forecasts collected and aggregated by
Bloomberg L.P. The macroeconomic outlook in Deutsche Bank’s key markets remains shaped by geopolitical tensions, higher energy prices and interest rates.
Despite the ongoing Middle East conflict and blockage of the Strait of Hormuz, economies and markets have demonstrated resilience, supported by alternative oil supply routes and expectations of easing supply constraints. Higher energy prices have increased inflationary pressures, contributing to higher interest rates and government bond yields. Global trade has remained resilient under the U.S.
administration’s new tariff regime, while the Russia-Ukraine war has had no material incremental impact on the central baseline. The consensus outlook sees these recent trends to continue. Since June 2026, growth expectations in
Western Europe have improved, U.S. growth forecasts stabilized, and financial markets remained robust, supported by strong corporate earnings in the U.S. and
Europe, alongside continued optimism in the technology sector.

The optimistic baseline scenario draws on forecasts from the optimistic tail of the consensus distribution. It reflects conditions associated with faster growth of economic activity and lower unemployment, supported by stronger investment and private consumption growth. These developments could result from a broader cyclical recovery, improved geopolitical sentiment, or increased spending on technology and artificial intelligence. Stronger aggregate demand is accompanied by a moderate rise in inflation and interest rates toward the upper end of the forecast distribution.

The pessimistic baseline scenario draws on forecasts from the pessimistic tail of the consensus distribution. As of the third quarter of 2026, Deutsche Bank’s management concluded that the primary downside risks to the macroeconomic outlook relate to a potential further escalation of the Middle East conflict, a prolonged disruption to oil supplies and a persistent acceleration in inflation.
Deutsche Bank therefore adjusted the standard pessimistic scenario to reflect weaker economic performance combined with higher inflation (“stagflation”), using forecasts from the respective ends of the forecast distributions. The revised pessimistic baseline scenario considers higher oil prices and interest rates by adding the spread between the median and upper end of the respective strategist forecast distributions to the currently higher market-implied central projections.

The stress scenario was derived from a recent Group-wide Stress Test scenario.
In this scenario, Europe faces a deep confidence crisis precipitated by the effects of the Middle East conflict hitting an already vulnerable economy.
Various adverse dynamics in trade, security and geopolitics constrain policy action and prevent Europe from escaping an economic downward spiral. Severe recession in Europe drags global economic growth substantially below baseline.
The scenario assumes a sharp correction in risk assets, wider credit spreads, lower benchmark yields, monetary easing, and a weaker euro exchange rate.

Review of multiple scenarios under current macroeconomic conditions
Deutsche Bank reviewed the macro-financial scenarios, weights and parameters in the light of the current economic and geopolitical environment. Overall, the bank considers the selected scenarios, including the stagflation adjustment of the pessimistic scenario, and the related assumptions to provide an appropriate and balanced representation of the outlook.
Forward-looking information
The table below shows the key macroeconomic variables under the four scenarios as of September 30, 2026.
Key Macroeconomic variables applied

	as of September 2026¹ ²
	Central baseline scenario			Optimistic baseline scenario			Pessimistic baseline scenario			Stress scenario
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)	Year 3 (4 quarter avg)	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)	Year 3 (4 quarter avg)	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)	Year 3 (4 quarter avg)	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)	Year 3 (4 quarter avg)
GDP - USA	1.91%	2.13%	2.01%	2.34%	2.63%	2.26%	1.53%	1.77%	1.65%	0.07%	(0.36%)	1.16%
GDP - Eurozone	1.22%	1.38%	1.29%	1.46%	1.54%	1.64%	0.94%	1.06%	0.96%	(1.55%)	(1.79%)	1.14%
GDP - Germany	1.03%	1.36%	1.05%	1.56%	1.68%	1.41%	0.49%	1.01%	0.62%	(1.85%)	(2.18%)	1.00%
GDP - World	2.42%	2.34%	2.18%	2.73%	2.59%	2.49%	2.09%	2.02%	1.88%	(0.01%)	(0.10%)	2.06%
Unemployment - USA	4.19%	4.19%	4.03%	4.03%	3.92%	3.73%	4.44%	4.52%	4.34%	4.63%	6.14%	6.15%
Unemployment - Eurozone	6.34%	6.17%	6.05%	6.14%	5.57%	5.30%	6.49%	6.47%	6.40%	7.31%	8.71%	8.33%
Unemployment - Germany	3.96%	3.84%	3.63%	3.89%	3.66%	3.44%	4.02%	3.95%	3.76%	4.34%	5.42%	5.25%
Real Estate Prices - CRE Index USA	92.37	95.20	99.60	99.21	104.71	110.00	84.62	83.67	87.25	78.60	75.20	77.79
Real Estate Prices - CRE Index Eurozone	111.78	112.74	113.43	112.65	115.23	117.02	111.07	111.08	111.33	108.14	101.18	102.54
Real Estate Prices - House Price Index Germany	99.16	97.80	99.00	100.13	101.51	103.46	98.26	95.27	95.84	97.69	91.43	90.21
Equity - S&P500	7,840	8,275	8,649	7,933	8,605	9,166	7,629	7,858	8,146	6,472	6,607	7,250
Credit - CDX High Yield	333.74	388.72	406.67	318.93	335.80	327.74	367.35	458.32	488.94	607.56	582.64	480.38
Credit - CDX IG	56.43	65.38	68.77	54.45	58.94	59.33	60.75	73.62	78.46	95.32	85.26	72.18
Credit - Itraxx Crossover	276.71	314.16	325.00	268.02	282.81	278.16	296.48	355.49	373.90	475.73	443.39	373.90
Interest Rate - Fed Fund Target Rate	4.25%	4.63%	4.44%	4.06%	4.13%	3.88%	4.63%	5.25%	5.13%	2.75%	1.88%	2.13%
1MEV as of September 18, 2026, which remained consistent as of September 30, 2026
2Year 1 equals third quarter of 2026 to second quarter of 2027, Year 2 equals third quarter of 2027 to second quarter of 2028, Year 3 equals third quarter of 2028 to second quarter of 2029

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
ECL resulting from the multiple scenario approach
The following table outlines the impact of the application of the multiple scenario approach to ECL as of September 30, 2026.
It shows the contribution to total ECL in each probability-weighted scenario as well as the incremental effect on ECL from applying multiple economic scenarios compared to the ECL that would have resulted from applying 100% weighting to the central baseline scenario.
ECL from multiple scenario approach

in € m. (unless stated otherwise)	September 30, 2026
Scenario	Weight	Private Bank	Asset Management	Corporate Bank	Investment Bank	Corporate & Other	Total
Central baseline	70%	2,096	2	307	267	21	2,692
Optimistic baseline	15%	443	0	64	53	4	564
Pessimistic baseline	10%	304	0	45	42	3	394
Stress	5%	160	0	27	30	2	219
Weighted ECL		3,002	2	443	392	30	3,870

Effect of multiple economic scenarios (versus 100% Central baseline)		9	0	5	10	0	24
Reconciliation of multiple scenario ECL to allowance for credit losses
The ECL resulting from the multiple scenario approach outlined above (€ 3.9 billion) includes ECL for financial instruments subject to impairment in Stages 1 and 2 as well as for Stage 3 and POCI financial instruments in the homogeneous portfolio, excluding overlays. It further excludes ECL for individually assessed financial instruments subject to impairment in Stage 3 and POCI, as these exposures are not expected to be materially sensitive to changes in forward-looking information. For the same reason, they are not included in the sensitivity analysis presented in the next section.
Model sensitivity
The Group has identified three key model assumptions included in the IFRS 9 model. These include forward-looking macroeconomic variables, the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2, and the LGD setting on homogeneous portfolios in Stage 3. The bank also provides sensitivity analysis on the potential impact if these key assumptions applied in the ECL model were to deviate from the bank’s base case expectations. The sensitivity of the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2 and the sensitivity of LGD settings on portfolios in Stage 3 have not materially changed versus the amounts disclosed in the Annual Report 2025.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Sensitivity analysis of ECL resulting from multiple scenario approach
The following table outlines the impact on ECL from applying 100% weighting to each scenario.
ECL applying 100% weighting to each scenario

in € m.	September 30, 2026
Scenario	Private Bank	Asset Management	Corporate Bank	Investment Bank	Corporate & Other	Total
Gross exposure	287,218	1,581	407,066	308,846	228,485	1,233,197

ECL (pre-overlay)
Central baseline	2,994	2	439	382	29	3,846
Optimistic baseline	2,951	2	425	351	29	3,758
Pessimistic baseline	3,038	2	453	421	30	3,945
Stress	3,203	4	546	596	37	4,386

of which: ECL in Stage 1
Central baseline	192	2	91	166	7	459
Optimistic baseline	184	2	85	152	7	430
Pessimistic baseline	201	2	97	184	8	492
Stress	241	4	142	269	14	669

of which: ECL in Stage 2
Central baseline	480	0	152	216	11	859
Optimistic baseline	463	0	145	199	11	818
Pessimistic baseline	497	0	159	237	11	905
Stress	577	0	203	327	13	1,120

of which: ECL in Stage 3 homogeneous
Central baseline	2,321	0	191	0	11	2,523
Optimistic baseline	2,303	0	190	0	11	2,504
Pessimistic baseline	2,340	0	192	0	11	2,543
Stress	2,384	0	196	0	11	2,591

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Forward-looking information applied in the comparison period
The table below contains the macroeconomic variables (MEV’s) included in the application of forward-looking information feeding the IFRS 9 model as of December 31, 2025. The consensus data included the latest macroeconomic developments. Further details on the model applied to incorporate forward-looking information is available in the section
“IFRS 9 Expected Credit Losses” in Deutsche Bank’s Annual Report 2025.
Macroeconomic variables applied (comparison period)

	as of December 2025[1,2]
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	1.87%	1.97%
GDP - Eurozone	1.16%	1.44%
GDP - Germany	0.65%	1.54%
GDP - Italy	0.60%	0.91%
GDP - Developing Asia	4.45%	4.78%
GDP - Emerging Markets	3.85%	4.19%
Unemployment - USA	4.42%	4.29%
Unemployment - Eurozone	6.30%	6.18%
Unemployment - Germany	3.75%	3.66%
Unemployment - Italy	6.14%	6.22%
Unemployment - Spain	10.37%	10.05%
Unemployment - Japan	2.49%	2.45%
Real Estate Prices - CRE Index USA	300.74	301.87
Real Estate Prices - CRE Index Eurozone	110.44	111.75
Real Estate Prices - House Price Index USA	331.21	340.69
Real Estate Prices - House Price Index Germany	157.28	158.82
Real Estate Prices - House Price Index Spain	2,213.53	2,264.16
Equity - S&P500	6,942	7,366
Equity - Eurostoxx50	5,793	6,086
Equity - DAX40	24,453	25,886
Equity - MSCI EAFE	1,288	1,351
Equity - MSCI Asia	2,068	2,160
Equity - Nikkei	50,891	53,099
Credit - High Yield Index	308.27	348.99
Credit - CDX High Yield	333.97	370.05
Credit - CDX IG	54.64	62.78
Credit - CDX Emerging Markets	149.82	179.86
Credit - ITX Europe 125	56.42	62.27
Commodity - WTI	61.07	59.01
Commodity - Gold	3,976.94	4,189.01
1  MEV as of December 8, 2025, which remained consistent as of December 31, 2025
2Year 1 equals fourth quarter of 2025 to third quarter of 2026, Year 2 equals fourth quarter of 2026 to third quarter of 2027

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Model sensitivity in the comparison period
Macroeconomic Variables
The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts from downward and upward shifts applied separately to each group of MEVs as of
December 31, 2025. The magnitude of the shifts is selected in the range of one standard deviation, which is a statistical measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:
–GDP growth rates: includes U.S., Eurozone, Germany, Italy, Developing Asia, Emerging Markets
–Unemployment rates: includes U.S., Eurozone, Germany, Italy, Japan, Spain
–Equities: S&P500, Eurostoxx50, DAX40, Nikkei, MSCI Asia, MSCI EAFE
–Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
–Real estate: CRE Index USA, CRE Index Eurozone, House Price Index USA, House Price Index Germany, House Price
Index Italy (until 2024 only), House Price Index Spain
–Commodities: WTI oil price, Gold price
Although interest rates and inflation are not included in the above set of MEVs as separate risk drivers, their overall economic impact is reflected by other macroeconomic variables, such as GDP growth rates, unemployment, equities and credit spreads, since higher rates and inflation typically filter through these forecasts and are thus reflected in the ECL model and below sensitivity analysis in an implicit way.
In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlations between different MEV groups or the impact of overlays is not taken into consideration). ECL quantification for Stage 3 does not follow a model-based process for various portfolios and is therefore excluded from the following tables.
IFRS 9 – Sensitivities of Forward-Looking Information applied on Stage 1 and Stage 2 – Group Level (comparison period)

	Dec 31, 2025
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(76.3)	(1pp)	87.2
Unemployment rates	(0.5pp)	(49.4)	0.5pp	51.6
Real estate prices¹	5%	(35.3)	(5%)	40.1
Equities	10%	(17.1)	(10%)	23.7
Credit spreads	(40%)	(19.5)	40%	21.6
Commodities²	10%	(6.9)	(10%)	7.4
1 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3, reference is made to the Key Risk
Theme section on Commercial Real Estate above
2Here the sign of the shifts applies to oil prices changes. Gold price changes have the opposite sign. 1pp (percentage point), e.g., GDP shifts from 3% to 4%; 1%
(percentage change), e.g., Real estate prices shifts from 100 to 101

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Overlays applied to the IFRS 9 model output
To determine if any overlays are required, the Group regularly reviews the IFRS 9 methodology and processes, key inputs into the ECL calculation and discusses upcoming model changes, potential model imprecisions or other estimation uncertainties, including e.g. latencies in macroeconomic variables applied. Moreover, regular reviews for evolving or emerging risks are performed, especially in the current macroeconomic and geopolitical environment. Measures applied include client surveys and interviews, along with analysis of portfolios across businesses, regions and sectors. In addition, the Group regularly reviews and validates key model inputs and assumptions and ensures where expert judgments are applied that these are in line with the Group’s risk management framework.
As of September 30, 2026, overlays amounted to € 96 million, compared to € 156 million at the end of 2025 (which resulted in an increase of Allowance for credit losses in both periods). The overlays recorded at the end of the period are related to expected impacts from changes to Deutsche Bank’s default and curing methodology and observations from the bank’s portfolio reviews and credit risk assessments. The broader macroeconomic overlay for uncertainties and second order impacts related to the Middle East conflict initially recorded in the first quarter of 2026 and the overlay for expected impacts from the refinement of the refinancing risk model were released.
Overall assessment of ECLs
Results from the above reviews and development of key portfolio indicators are regularly discussed at the Credit Risk
Appetite and Management Forum, the Risk and Finance Credit Loss Provisioning Forum and Group Risk Committee.
Where required, actions and measures are taken to mitigate the risks. Client ratings are regularly reviewed to reflect the latest macroeconomic developments and where potentially significant increases in credit risk are identified, clients are moved to the watchlist (Stage 2), forbearance measures may be negotiated, and credit limits and collateralization are reviewed. Overall, the Group believes that based on its day-to-day risk management activities and regular reviews of emerging risks it has adequately provided for its ECL.
Provision for Credit Losses
Provision for credit losses was € 501 million in the third quarter of 2026, or 40 basis points of average loans, up by 9%
from € 460 million in the second quarter of 2026 and up by 20% from € 417 million in the third quarter of 2025.
Provision for non-performing (Stage 3) loans was € 588 million, up from € 357 million in the third quarter of 2025, driven by further impacts from the decision to accelerate the exit of certain non-performing CRE exposures and an idiosyncratic event in the Corporate Bank. Provision for performing loans (Stage 1 and 2) was € (88) million compared to € 60 million in the third quarter of 2025, primarily due to a release of overlays in the third quarter of 2026, and the non-recurrence of model updates in the prior year quarter.
Provisions for credit losses for the first nine months of 2026 was € 1.5 billion, up from € 1.3 billion reported in the first nine months of 2025 mainly due to Private Bank.

Deutsche Bank	Risk information
Earnings Report as of September 30, 2026
Asset quality
This section describes the quality of debt instruments subject to impairment, which under IFRS 9 include debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income
(FVOCI) as well as off-balance sheet lending commitments such as loan commitments and financial guarantees
(hereafter collectively referred to as ‘Financial Assets’).
The following table provides an overview of the exposure amount and allowance for credit losses by class of financial instrument broken down into stages as per IFRS 9 requirements.
Overview of financial instruments subject to impairment

	Sep 30, 2026					Dec 31, 2025
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	757,796	53,357	15,594	497	827,244	727,810	53,383	14,874	615	796,683
Of which Loans	438,408	50,171	15,387	492	504,459	416,848	52,092	14,720	610	484,270
Allowance for credit losses²	340	770	5,336	249	6,696	421	888	4,600	247	6,156
Of which Loans	323	760	5,221	246	6,550	409	881	4,513	247	6,049

Fair value through OCI
Fair value	47,615	766	208	0	48,588	43,030	466	147	0	43,644
Allowance for credit losses	12	27	17	0	56	12	22	14	0	48

Off-balance sheet positions
Notional amount	352,663	25,802	2,792	16	381,273	321,740	26,678	2,724	21	351,164
Allowance for credit losses³	81	111	188	2	382	98	96	196	2	393
1Financial assets at amortized cost consist of: Loans at amortized cost, cash and central bank balances, interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, securities borrowed and certain subcategories of Other assets
2Allowance for credit losses do not include allowance for country risk amounting to € 8 million as of September 30, 2026 and € 7 million as of December 31, 2025
3Allowance for credit losses do not include allowance for country risk amounting to € 13 million as of September 30, 2026 and € 12 million as of December 31, 2025
Goodwill and other intangible assets
Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on the cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.
As of September 30, 2026, an analysis was performed to evaluate if an impairment loss needed to be recognized for the
Group’s goodwill allocated to the Asset Management CGU or the indefinite life intangible asset related to Asset
Management’s retail investment management agreements (shown under unamortized intangible assets). As a result of the analysis, neither the goodwill nor the retail investment management agreement intangible asset was impaired.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2026
Additional information
Management and Supervisory Board
Management Board
As of January 1, 2026, Raja Akram became a member of the Management Board of Deutsche Bank AG and since March 15, 2026, he took over the responsibility as Chief Financial Officer from James von Moltke. James von Moltke remained as President and was responsible for Asset Management until April 30, 2026 and retired from the Management Board on June 30, 2026.
Following the Supervisory Board resolution on March 19, 2026:
–Stefan Hoops, Chief Executive Officer of the Management Board of Deutsche Bank’s asset manager DWS, additionally became a member of the Management Board of Deutsche Bank AG and assumed responsibility for the Asset
Management division on the Management Board as of May 1, 2026; the Asset Management segment had been represented on the Management Board by James von Moltke, who left the bank when his contract expired at the end of June 2026; Stefan Hoops remains in his role as Chief Executive Officer of DWS, which continues to be a separately listed legal entity with its own leadership, strategy, and governance
–Marie-Jeanne Deverdun became a member of the Management Board as of May 1, 2026 and assumed the role of
Chief Technology, Data and Innovation Officer; she succeeded Bernd Leukert, who left the bank when his contract expired at the end of June 2026
–Fabrizio Campelli was appointed President as of July 1, 2026, when the term of the then current President, James von
Moltke, ended. Mr. Campelli retains his existing roles as Head of the Corporate Bank and Investment Bank, as well as his Management Board responsibility for the regions Americas, the United Kingdom and Ireland
–Following the extension of the contract of Claudio de Sanctis, Head of the Private Bank, at the end of last year, the
Supervisory Board extended the contract of Alexander von zur Mühlen as a member of the Management Board and
Chief Executive Officer for Asia-Pacific, the Middle East and Africa, as well as Europe and Germany. Both contracts now run until 2029
There were no changes in the Management Board in the third quarter of 2026.
Supervisory Board
The terms of office as members of the Supervisory Board of Alexander Wynaendts and Yngve Slyngstad ended as scheduled at the conclusion of the Annual General Meeting on May 28, 2026. Alexander Wynaendts and Yngve
Slyngstad were re-elected as members of the Supervisory Board on May 28, 2026. Carsten Knobel was also elected as a member of the Supervisory Board on May 28, 2026. He succeeds Frank Witter, who stepped down from his office as a member of the Supervisory Board. At the meeting subsequent to the Annual General Meeting, the Supervisory Board
elected Alexander Wynaendts as its Chairman.
There were no changes in the Supervisory Board in the third quarter of 2026.
Events after the reporting period
After the reporting date, no material events occurred which had a significant impact on the bank’s results of operations, financial position and net assets.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2026
Basis of preparation/impact of changes in accounting
principles
The Earnings Report of Deutsche Bank Aktiengesellschaft, Taunusanlage 12, Frankfurt am Main, Germany and its
subsidiaries (collectively the “Group” or “Deutsche Bank”) for the nine months ended September 30, 2026, is stated in euros, the presentation currency of the Group. It contains financial information derived from the Group’s interim consolidated financial statements, which have been prepared based on the International Financial Reporting Standards
(IFRS) as issued by the International Accounting Standards Board (IASB), and in accordance with the requirements of IAS 34 relating to interim financial reporting.
The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of September 30, 2026, the related consolidated statements of income and comprehensive income for the three month and nine-month period ended September 30, 2026, as well as other information.
The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of
Deutsche Bank for the year ended December 31, 2025, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.
For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its consolidated financial statements in accordance with IFRS as endorsed by the EU. For purposes of the Group’s consolidated financial statements prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39, is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39 fair value macro hedge accounting may be applied to core deposits. In addition, the EU carve out version of IAS 39 hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount, then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB, hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. The EU carve out version of IAS 39 also removes the prohibition on identifying a benchmark risk component in a financial instrument priced at sub–benchmark. This may arise when financial instruments carry a negative spread such that the identified non–contractually specified risk component is larger than the interest carry on the contract itself.
The application of the EU carve out version of IAS 39 had a positive impact of € 3.0 billion on profit before tax and of
€ 2.2 billion on profit after tax for the three-month period ended September 30, 2026, compared to a positive impact of € 343 million on profit before tax and of € 120 million on profit after tax for the three-month period ended
September 30, 2025. The application of the EU carve out version of IAS 39 had a positive impact of € 3.2 billion on profit before tax and of € 2.3 billion on profit after tax for the nine-month period ended September 30, 2026, compared to a positive impact of € 199 million on profit before tax and of € 17 million on profit after tax for the nine-month period ended September 30, 2025. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve out version of IAS 39. As of September 30, 2026, the application of the EU carve out had a cumulative positive impact on the CET1 capital ratio of about 10 basis points compared to a cumulative negative impact of about 71 basis points as of September 30, 2025.
The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to potential impacts from tariffs or inflation and broader changes in the political and geopolitical environment (e.g., war in
Ukraine or Middle East conflict), and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2026
Recently adopted accounting pronouncements
The following are those accounting pronouncements which are relevant to the Group, and which have been newly applied in the first nine months of 2026.
IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”
In May 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments
(Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 “Financial Instruments”. The amendments are effective for annual periods beginning on or after January 1, 2026.
On classification and measurement, there were amendments to the solely payments of principal and interest (SPPI) test.
The amendments provide more guidance on the scope of contractually linked financial assets and the SPPI assessment for debt instrument assets with contingent cash flow features, for example loans with Environmental, Social and
Governance (ESG) linked coupons. The amendments resulted in an adjustment to equity as of January 1, 2026, and did not have a material impact on the Group’s interim consolidated financial statements. The amendments also include additional disclosure requirements on financial instruments with contingent cash flow features which will initially be required in the Group’s 2026 annual financial statements.
On financial liability derecognition via electronic payment systems, the amendments clarify that a financial liability is derecognized on the settlement date (which is when the related obligation is discharged or cancelled or expires, or the liability otherwise qualifies for derecognition) and provide for an election for a financial liability (or part of it) to be derecognized before the settlement date if specified criteria are met. The initial application of the amendment has had no impact on the Group’s interim consolidated financial statements, and the election to derecognize the financial liability before the settlement date has not been applied as of the reporting date.
Annual Improvements to IFRS
In July 2024, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvements project. These comprise changes in terminology as well as editorial amendments related to IFRS 1 “First-
time Adoption of International Financial Reporting Standards”, IFRS 7 “Financial Instruments: Disclosures” and its
accompanying Guidance on implementing IFRS 7, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial
Statements” and IAS 7 “Statement of Cash-Flows”. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The amendments did not have a material impact on the Group’s interim consolidated financial statements.
Contracts Referencing Nature-Dependent Electricity - Amendments to IFRS 9 and IFRS 7
In December 2024, the IASB issued “Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and
IFRS 7)” to address matters identified for contracts referencing to nature-dependent electricity. The own-use requirements in IFRS 9 are to be amended to include the factors an entity is required to consider for which the source of production of the electricity is nature-dependent. The hedge accounting requirements in IFRS 9 are to be amended to permit an entity using a contract for nature-dependent renewable electricity with a variable volume of forecast electricity transactions as the hedged item as well as for measuring hedge effectiveness. The IASB further amends IFRS 7 and IFRS 19 to introduce disclosure requirements about contracts for nature-dependent electricity with specified characteristics.
The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted.
The amendments did not have a material impact on the Group’s interim consolidated financial statements.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2026
New accounting pronouncements
The following accounting pronouncements were not effective as of September 30, 2026, and therefore have not been applied in the first nine months of 2026.
IFRS 18 “Presentation and Disclosure in Financial Statements”
In April 2024, the IASB issued the new standard IFRS 18 “Presentation and Disclosures in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 contains new guidance on how to structure the Income
Statement as well as new disclosure requirements for Management-defined Performance Measures (MPMs). The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group does not expect a material impact of IFRS 18 on the presentation of its consolidated financial statements.
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”
In May 2024, the IASB issued the new standard IFRS 19 “Subsidiaries without Public Accountability: Disclosures”. The new standard permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. In August 2025, the IASB issued amendments to the not yet effective standard which cover new or amended IFRS Accounting Standards issued between February 28, 2021 and May 1, 2024, that were not considered when IFRS 19 was first issued.
The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted.
The Group does not expect a material impact of IFRS 19 on the disclosure requirements of its subsidiaries. The new standard has yet to be endorsed by the EU.
IAS 21 “The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary
Presentation Currency”
In November 2025, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates:
Translation to a Hyperinflationary Presentation Currency” to clarify the accounting applied by a parent whose functional currency is the currency of a hyperinflationary economy, when it consolidates a subsidiary whose functional currency is the currency of a non-hyperinflationary economy. The IASB decided that when an entity translates amounts from a functional currency that is the currency of a non-hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy, the entity translates those amounts, including comparative amounts, using the closing rate at the date of the most recent statement of financial position. An entity shall also disclose that it has applied this translation method in its financial statements, or in the results and financial position of its foreign operations.
The amendments will be effective for annual periods beginning on or after January 1, 2027, with early adoption permitted.
The amendments are not expected to have a material impact on the Group’s consolidated financial statements. The new standard has yet to be endorsed by the EU.
IAS 28 "Investments in Associates and Joint Ventures"
In June 2026, the IASB issued amendments to IAS 28 "Investments in Associates and Joint Ventures". The amendments clarify the meaning of "similar entities" that are eligible to elect the fair value option for their investment in associates or joint ventures. A similar entity includes an entity with a main business activity of investing in particular types of assets, as assessed under IFRS 18. The election can be made separately for each associate or joint venture upon initial recognition.
The amendments are effective for annual periods beginning on or after January 1, 2027 when an entity first applies IFRS 18, with early adoption permitted. The Group does not expect the amendments to have a material impact on its consolidated financial statements. The new standard has yet to be endorsed by the EU
IFRS 20 "Regulatory Assets and Regulatory Liabilities"
In May 2026, the IASB issued the new standard IFRS 20 "Regulatory Assets and Regulatory Liabilities". The new standard requires an entity that is subject to a regulatory agreement to provide information about its regulatory assets, regulatory liabilities, regulatory income and regulatory expense.
The new standard is effective for annual periods beginning on or after January 1, 2029, with early adoption permitted.
The Group does not expect an impact on its consolidated financial statements. The new standard has yet to be endorsed by the EU.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2026
Business Segments
Changes in the presentation for segments
During the first nine months of 2026, there were no material changes in the presentation for the business segments.
Capital expenditures and divestitures
During the first nine months of 2026, the Group did not make any significant capital expenditures.
The Group however, announced the following significant divestiture: In June 2026, Deutsche Bank announced that it had entered into a definitive agreement with Kotak Mahindra Bank Ltd. for the sale of the Private Bank’s India franchise. The transaction is intended to support Deutsche Bank’s strategy of Scaling the Global Hausbank by further focusing its business portfolio on areas where the bank has scale and competitive strengths and is expected to be SVA-positive upon closing. The divestiture is also consistent with the Private Bank’s continued focus on serving global ultra-high-net-worth clients, including non-resident Indians, outside India. Closing of the transaction is expected during the third quarter of 2027, subject to applicable regulatory approvals and other customary closing conditions.

Deutsche Bank	Additional information
Earnings Report as of September 30, 2026
Total net revenues

	Three months ended		Nine months ended
in € m.	Sep 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Interest and similar income	11,803	10,972	33,809	33,479
Interest expense	7,642	7,062	21,266	21,841
Net interest income	4,161	3,911	12,543	11,638
Net commission and fee income	2,857	2,654	8,522	8,080
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(1,798)	1,177	1,407	4,183
Net gains (losses) on derecognition of financial assets measured at amortized cost	5	4	8	8
Net gains (losses) on financial assets at fair value through other comprehensive income	10	7	39	40
Other income (loss)[1]	65	(53)	(235)	223
Total noninterest income	1,138	3,789	9,741	12,533
Total net revenues	5,299	7,699	22,284	24,171
1 Includes net income from equity method investments
Earnings per common share

	Three months ended		Nine months ended
	Sep 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Earnings per common share:[1,2]
Basic	(€ 0.19)	€ 0.85	€ 1.41	€ 2.39
Diluted	(€ 0.19)	€ 0.83	€ 1.39	€ 2.34
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	1,899.9	1,955.7	1912.5	1958.6
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,899.9	1,999.9	1940.1	2001.3
1Earnings were adjusted by € 796 million before tax for the first nine months of 2026 for coupons paid on Additional Tier 1 notes, thereof € 48 million paid in the first quarter of 2026 and € 748 million paid in the second quarter of 2026. For the first nine months of 2025 earnings were adjusted by € 728 million before tax for coupons paid on Additional Tier 1 Notes in the second quarter of 2025. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33
2Due to the net loss situation for the three months ended September 30, 2026 potentially dilutive shares are not considered for the EPS calculation as this would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have increased by
29.6 million shares for the three months ended September 30, 2026

Deutsche Bank	Additional information
Earnings Report as of September 30, 2026
Consolidated statement of comprehensive income

	Three months ended		Nine months ended
in € m.	Sep 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Profit (loss) recognized in the income statement	(323)	1,699	3,637	5,548
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	124	(45)	(27)	(90)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	261	(137)	239	(159)
Total of income tax related to items that will not be reclassified to profit or loss	(182)	2	(116)	(28)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(579)	8	(603)	371
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(10)	(7)	(39)	(40)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(1,292)	(25)	(1,823)	182
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	64	(10)	117	(44)
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	52	(233)	424	(3,175)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	(7)
Equity Method Investments
Net gains (losses) arising during the period	0	0	1	42
Total of income tax related to items that are or may be reclassified to profit or loss	575	(31)	841	(174)
Other comprehensive income (loss), net of tax	(989)	(480)	(986)	(3,121)
Total comprehensive income (loss), net of tax	(1,312)	1,219	2,651	2,427
Attributable to:
Noncontrolling interests	50	44	187	35
Deutsche Bank shareholders and additional equity components	(1,362)	1,175	2,464	2,392

Deutsche Bank	Additional information
Earnings Report as of September 30, 2026
Provisions
As of September 30, 2026, the Group recognized € 2.0 billion (December 31, 2025: € 2.4 billion) in provisions on its balance sheet. The provisions relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The provisions as of
September 30, 2026 are described below for civil litigation and regulatory matters only. Details related to off-balance sheet positions are included in the Allowance for credit losses disclosure in this Earnings Report. Details on the Group’s provisions as of December 31, 2025, are disclosed in Deutsche Bank’s Annual Report 2025 in Note 10 “Restructuring”,
Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.
Civil litigation and regulatory enforcement matters
As of September 30, 2026, the Group recognized provisions relating to civil litigation and regulatory enforcement matters of € 1.1 billion (December 31, 2025: € 1.3 billion). For some matters, for which the Group believes an outflow of funds is probable, but the Group could not reliably estimate the amount of the potential outflow, no provisions were recognized.
General and administrative expenses included expenses for civil litigation and regulatory enforcement matters of € 50 million for the three months ended September 30, 2026 (€ 96 million for the three months ended September 30, 2025),
€ 206 million for the nine months ended September 30, 2026 (€ 28 million for the nine months ended September 30, 2025).
The decrease over prior-year’s three-month period is mainly attributable to lower litigation expenses along with higher releases in the current period. The increase over the prior-year’s nine-month period is mainly due to prior year’s release of the
Postbank takeover litigation provision.
For the matters for which a reliable estimate can be made, but the probability of a future loss or outflow of resources is more than remote but less than probable, the Group currently estimates that as of September 30, 2026, these contingent liabilities are € 851 million for civil litigation and regulatory enforcement matters (December 31, 2025: € 927 million).
These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.
For other significant civil litigation and regulatory enforcement matters where the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimable, such matters are not included in the contingent liability estimates. In addition, where the Group believes the possibility of an outflow of funds is remote on other significant civil litigation and regulatory enforcement matters, the Group has neither recognized a provision nor included the matters in the contingent liability estimates.
For additional details on civil litigation and regulatory enforcement matters or groups of similar matters (some of which consist of a number of proceedings or claims) for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk, see Note 27 “Provisions” in Deutsche Bank’s Annual Report 2025 in the section captioned “Current
Individual Proceedings”. The disclosed matters in Note 27 “Provisions” include matters for which the possibility of a loss is more than remote, but for which the Group cannot reliably estimate the possible loss.
Other
Irrevocable Payment Commitments (IPCs) related to bank levy according to the Single Resolution Fund (SRF) and the deposit protection provided by the German deposit protection fund amounted to € 1.5 billion as of September 30, 2026
(December 31, 2025: € 1.5 billion). Thereof, € 1.0 billion related to IPCs to the SRF (December 31, 2025: € 1.0 billion) and
€ 0.5 billion to the German deposit protection fund (December 31, 2025: € 0.5 billion).

Deutsche Bank	Non-GAAP financial measures
Earnings Report as of September 30, 2026
Non-GAAP financial measures
This document and other documents the Group has published or may publish contain non-GAAP financial measures.
Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.
Return on equity ratios
The Group reports post-tax return on average tangible shareholders’ equity, which is a non-GAAP financial measure, and reconciles it to post-tax return on average shareholders’ equity.
Post-tax return on average shareholders’ equity and post-tax return on average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after deducting profit (loss) attributable to noncontrolling interests and after profit (loss) attributable to additional equity components (AT1 coupon) as a percentage of average shareholders’ equity and average tangible shareholders' equity. For the Group, it reflects the reported effective tax rate which was 20% for the third quarter of 2026 and 19% for the prior year’s comparative period. The tax rate was 29% for the nine months ended September 30, 2026, and 26% for the prior year’s comparative period. For the segments, the applied tax rate was 28% for the third quarter of 2026 and all quarters in 2025.
The Group’s tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. The ratios are then calculated as a percentage of profit (loss) attributable to shareholders by the average shareholders’ equity and average tangible shareholders' equity, respectively.
The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors more meaningful and refers to this measure in the return on tangible equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS and ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.
The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Sep 30, 2026
in € m. (unless stated otherwise)	Private Bank	Asset Management	Corporate Bank	Investment Bank	Corporate & Other	Total Consolidated
Profit (loss) before tax	699	244	743	1,077	(3,166)	(405)
Profit (loss)	503	176	535	775	(2,311)	(323)
Profit (loss) attributable to noncontrolling interests	0	0	0	0	44	44
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	503	176	535	775	(2,355)	(366)
Profit (loss) attributable to additional equity components	51	6	41	94	28	220
Profit (loss) attributable to Deutsche Bank shareholders	452	170	493	681	(2,383)	(587)
Average allocated shareholders’ equity	14,514	4,444	12,341	26,291	10,063	67,653
Deduct: Average allocated goodwill and other intangible assets[1]	653	2,817	1,127	947	1,591	7,135
Average allocated tangible shareholders’ equity	13,862	1,627	11,213	25,344	8,472	60,518
Post-tax return on average shareholders’ equity[2]	12.4%	15.3%	16.0%	10.4%	N/M	(3.5%)
Post-tax return on average tangible shareholders’ equity[2]	13.0%	41.7%	17.6%	10.8%	N/M	(3.9%)
N/M – Not meaningful
1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
2Profit (loss) attributable to additional equity components is deducted in the bank’s return-on-equity calculation. The amount represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period

Deutsche Bank	Non-GAAP financial measures
Earnings Report as of September 30, 2026

	Three months ended Sep 30, 2025
in € m. (unless stated otherwise)	Private Bank	Asset Management	Corporate Bank	Investment Bank	Corporate & Other	Total Consolidated
Profit (loss) before tax	683	237	670	965	(453)	2,102
Profit (loss)	492	171	482	695	(141)	1,699
Profit (loss) attributable to noncontrolling interests	0	0	0	0	46	46
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	492	171	482	695	(187)	1,653
Profit (loss) attributable to additional equity components	50	8	39	82	29	210
Profit (loss) attributable to Deutsche Bank shareholders	442	162	443	613	(216)	1,443
Average allocated shareholders’ equity	14,696	5,132	11,949	23,700	12,213	67,690
Deduct: Average allocated goodwill and other intangible assets[1]	681	2,819	1,024	851	1,380	6,756
Average allocated tangible shareholders’ equity	14,015	2,312	10,924	22,849	10,833	60,934
Post-tax return on average shareholders’ equity[2]	12.0%	12.7%	14.8%	10.3%	N/M	8.5%
Post-tax return on average tangible shareholders’ equity[2]	12.6%	28.1%	16.2%	10.7%	N/M	9.5%
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
2Profit (loss) attributable to additional equity components is deducted in the bank’s return-on-equity calculation. The amount represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period

	Nine months ended Sep 30, 2026
in € m. (unless stated otherwise)	Private Bank	Asset Management	Corporate Bank	Investment Bank	Corporate & Other	Total Consolidated
Profit (loss) before tax	1,984	748	2,057	3,827	(3,465)	5,150
Profit (loss)	1,429	538	1,481	2,756	(2,566)	3,637
Profit (loss) attributable to noncontrolling interests	0	0	0	0	153	153
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,429	538	1,481	2,756	(2,720)	3,483
Profit (loss) attributable to additional equity components	147	17	119	266	88	637
Profit (loss) attributable to Deutsche Bank shareholders	1,281	521	1,362	2,490	(2,808)	2,846
Average allocated shareholders’ equity	14,492	4,398	12,278	25,884	11,307	68,359
Deduct: Average allocated goodwill and other intangible assets[1]	655	2,801	1,098	924	1,550	7,028
Average allocated tangible shareholders’ equity	13,837	1,596	11,180	24,961	9,757	61,331
Post-tax return on average shareholders’ equity[2]	11.8%	15.8%	14.8%	12.8%	N/M	5.6%
Post-tax return on average tangible shareholders’ equity[2]	12.3%	43.5%	16.2%	13.3%	N/M	6.2%
N/M – Not meaningful
1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
2Profit (loss) attributable to additional equity components is deducted in the bank’s return-on-equity calculation. The amount represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period

Deutsche Bank	Non-GAAP financial measures
Earnings Report as of September 30, 2026

	Nine months ended Sep 30, 2025
in € m. (unless stated otherwise)	Private Bank	Asset Management	Corporate Bank	Investment Bank	Corporate & Other	Total Consolidated
Profit (loss) before tax	1,778	666	2,040	3,336	(315)	7,504
Profit (loss)	1,280	480	1,469	2,402	(83)	5,548
Profit (loss) attributable to noncontrolling interests	0	0	0	0	136	136
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,280	480	1,469	2,402	(219)	5,411
Profit (loss) attributable to additional equity components	147	25	116	237	80	605
Profit (loss) attributable to Deutsche Bank shareholders	1,133	455	1,353	2,165	(299)	4,807
Average allocated shareholders’ equity	14,746	5,314	12,222	23,925	12,143	68,352
Deduct: Average allocated goodwill and other intangible assets[1]	400	2,926	942	846	1,715	6,827
Average allocated tangible shareholders’ equity	14,347	2,388	11,280	23,080	10,428	61,524
Post-tax return on average shareholders’ equity[2]	10.2%	11.4%	14.8%	12.1%	N/M	9.4%
Post-tax return on average tangible shareholders’ equity[2]	10.5%	25.4%	16.0%	12.5%	N/M	10.4%
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
2Profit (loss) attributable to additional equity components is deducted in the bank’s return-on-equity calculation. The amount represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period

Deutsche Bank	Non-GAAP financial measures
Earnings Report as of September 30, 2026
Net interest income in the key banking book segments
Deutsche Bank applies a prudent approach to modelling and managing interest rate risk in its banking book. The bank’s objective is to limit the sensitivity of net interest income and to stabilize net interest margins arising from fixed-rate, non‑maturity balance sheet items. Consistent with industry practice, Deutsche Bank models its deposit portfolios based on behavioral stability and rate sensitivity. Deposits with no assumed rate sensitivity are considered stable and are assumed not to reprice materially, even in the event of significant changes in market interest rates. These deposits therefore represent a source of interest rate risk.
If such rate‑insensitive deposits were invested solely in short‑term instruments, net interest income would become highly sensitive to short‑term interest rate movements, resulting in considerable volatility. To protect the net interest income of rate‑insensitive deposits, Deutsche Bank undertakes interest rate hedging by investing these deposits over a medium‑term horizon, predominantly through structures with a typical 10‑year tractor profile. As a result, the net interest income of these deposits is primarily sensitive to the reinvestment of the hedge portfolio, representing approximately
10% of the total portfolio that is exposed to movements in 10‑year rates.
The bank’s deposit net interest income hedge is a rolling mid‑term portfolio that provides protection through the interest rate cycle. The hedge duration is continuously monitored and adjusted according to Deutsche Bank’s modelling framework, including assumptions on client behavior as well as local and regulatory requirements. Deutsche Bank uses a range of strategies and balance sheet measures to implement this approach.
‘Net interest income in the key banking book segments’ is a non‑GAAP financial measure. The most directly comparable
IFRS measure is ‘Net interest income’. Key banking book segments are defined as those business segments in which net interest income from banking book activities constitutes a material share of overall revenue. Net interest income in these segments is calculated as the Group’s total net interest income, excluding other funding‑related effects (such as centrally managed funding costs) and impacts arising from accounting asymmetries between the Group’s trading book and associated hedging activities. The Group considers this presentation to provide a more meaningful reflection of the net interest income generated by its operating businesses.
Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arises when funding costs related to trading book positions are reported within net interest income, while the corresponding revenues on the underlying positions are recognized in noninterest income. Conversely, asymmetries can result when fair‑valued instruments are used to hedge positions in the key banking book segments: the income or expense of the hedged item is recorded as interest income, while the hedge result is recorded within noninterest income. These effects mainly occur in the Investment Bank (excluding FIC Financing), Asset Management and Corporate & Other, including
Treasury, other than held in the key banking book segments.
The following table provides a reconciliation of the Group’s net interest income to the net interest income in the key banking book segments.

Deutsche Bank	Non-GAAP financial measures
Earnings Report as of September 30, 2026

in € m. (unless stated otherwise)	Three months ended Sep 30, 2026	Three months ended Sep 30, 2025	Nine months ended Sep 30, 2026	Nine months ended Sep 30, 2025

Group
Net interest income	4,161	3,911	12,543	11,638
Key banking book segments and other funding effects[1]	3,667	3,305	10,778	9,899
Key banking book segments	3,701	3,357	10,873	10,125
Other funding effects[1]	(33)	(52)	(95)	(225)
Accounting asymmetry driven[2]	494	606	1,765	1,738
Average interest earning assets[3] (in € bn)	1,128	1,034	1,105	1,036
Net interest margin[4]	1.5%	1.5%	1.5%	1.5%

Key banking book segments
Private Bank
Net interest income	1,695	1,557	4,995	4,528
Average interest earning assets[3] (in € bn)	247	250	248	254
Net interest margin[4]	2.7%	2.5%	2.7%	2.4%

Corporate Bank
Net interest income	1,213	1,100	3,520	3,429
Average interest earning assets[3] (in € bn)	142	131	139	130
Net interest margin[4]	3.4%	3.4%	3.4%	3.5%

Investment Bank Fixed Income and Currencies: Financing
Net interest income	793	699	2,357	2,167
Average interest earning assets[3] (in € bn)	120	104	114	104
Net interest margin[4]	2.7%	2.7%	2.8%	2.8%

Total Key banking book segments
Net interest income	3,701	3,357	10,873	10,125
Average interest earning assets[3] (in € bn)	509	485	501	488
Net interest margin[4]	2.9%	2.8%	2.9%	2.8%
1Other funding effects represent banking book net interest income arising primarily from Treasury funding activities that are not allocated to the key banking book segments but are allocated to other segments or held centrally in Corporate & Other
2Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arises from funding costs associated with trading book positions where the funding cost is reported in net interest income but is offset by revenues on the underlying positions recorded in noninterest income. Conversely, it can also arise from the use of fair-value instruments to hedge key banking book segments positions where the cost or income of the underlying position is recorded as interest income, but the hedge impact is recorded as a noninterest income. These effects from trading book and related hedge activities primarily occur in the Investment
Bank (ex FIC Financing), Asset Management and Corporate & Other including Treasury, which are not key banking book segments
3Interest-earning assets are financial instruments or investments that generate interest income in the form of interest payments. Interest earnings assets are averaged on a monthly basis and across quarters and for the full year
4For the Group and the segments, net interest income (before provision for credit losses) as a percentage of average interest earnings assets. Net interest margins per segment are based on their contribution to the Group results

Deutsche Bank	Non-GAAP financial measures
Earnings Report as of September 30, 2026
Revenues and costs on a currency adjusted basis
Revenues and costs on a currency-adjusted basis are calculated by translating prior period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes, revenues and costs.
Net assets (adjusted)
Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) allows for better comparability with the Group’s competitors.

in € bn. (unless stated otherwise)	Sep 30, 2026	Dec 31, 2025
Total assets	1,588	1,440
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	227	181
Deduct: Derivatives cash collateral received/paid	66	60
Deduct: Securities Financing Transactions credit line netting	3	2
Deduct: Pending settlements netting	69	53
Net assets (adjusted)	1,222	1,144
Book value and tangible book value per basic share outstanding
Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.
Tangible book value

in € m.	Sep 30, 2026	Dec 31, 2025
Total shareholders’ equity (Book value)	66,877	69,015
Goodwill and other intangible assets[1]	(7,194)	(6,843)
Tangible shareholders’ equity (Tangible book value)	59,683	62,172
1Excludes Goodwill and other intangible assets attributable to partial sale of DWS
Basic shares outstanding

in million (unless stated otherwise)	Sep 30, 2026	Dec 31, 2025
Number of shares issued	1,910.6	1,910.6
Treasury shares	(56.5)	(7.7)
Vested share awards	30.2	36.7
Basic shares outstanding	1,884.3	1,939.5

Book value per basic share outstanding in €	35.49	35.58
Tangible book value per basic share outstanding in €	31.67	32.06

Deutsche Bank	Imprint
Earnings Report as of September 30, 2026
Imprint
Deutsche Bank
Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com
Investor Relations
+49 800 910-8000
db.ir@db.com
AGM Hotline:
+49 89 30903 6368
Publication
Published on October 28, 2026
Cautionary statement regarding
forward-looking statements
This report contains forward-looking
statements. Forward-looking
statements are statements that are
not historical facts; they include
statements about our beliefs and
expectations and the assumptions
underlying them. These statements
are based on plans, estimates and
projections as they are currently
available to the management of
Deutsche Bank. Forward-looking
statements therefore speak only as
of the date they are made, and we
undertake no obligation to update
publicly any of them in light of new
information or future events.
By their very nature, forward-looking
statements involve risks and
uncertainties. A number of important
factors could therefore cause actual
results to differ materially from
those contained in any forward-
looking statement. Such factors
include the conditions in the
financial markets in Germany, in
Europe, in the United States and
elsewhere from which we derive a
substantial portion of our revenues
and in which we hold a substantial
portion of our assets, the
development of asset prices and
market volatility, potential defaults
of borrowers or trading
counterparties, the implementation
of our strategic initiatives, the
reliability of our risk management
policies, procedures and methods,
and other risks referenced in our
filings with the U.S. Securities and
Exchange Commission. Such factors
are described in detail in our SEC
Form 20-F of March 12, 2026, under
the heading “Risk Factors”.